Roche

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Half-Year Report 2005


Roche posts very strong
interim results

Innovative solutions spanning the entire healthcare spectrum

Our capabilities in diagnostics and pharmaceuticals enable us to innovate across the entire healthcare spectrum, from identifying disease predispositions and disease screening in populations at risk to prevention, diagnosis, therapy and treatment monitoring.
Hepatitis is one example. Early diagnosis and effective treatment can prevent complications such as liver failure and liver cancer. We supply diagnostic instruments and tests that can detect hepatitis at a very early stage of infection. Thanks to a hepatitis genotyping test from Roche, physicians can tailor treatment with innovative medicines like Pegasys to the infecting viral strain. And once treatment is started, cutting-edge Roche diagnostics enable physicians to monitor their patients' responses.

Predisposition > Early detection > Prevention > Diagnosis > Therapy > Monitoring

Thirty years after receiving a blood transfusion, Paris businesswoman Christine Morise was diagnosed with chronic hepatitis C, caused by a viral infection. Although she had no symptoms, tests later revealed signs of early liver damage. Further testing showed that she was infected with genotype 1 of the hepatitis C virus (HCV), which is particularly hard to fight. Christine was treated with Roche's Pegasys and Copegus and now leads a virus-free life, which means she can concentrate on her successful real-estate business again.



Table of Contents

Half-Year Report

Key figures *in millions of CHF*

	Six months ended 30 June 2005	2004	% change CHF	LC
Sales	16,622	14,526	+14	+17
Research and development	2,559	2,361	+8	+11
EBITDA[a]	5,510	4,755	+16	+19
Operating profit before exceptional items	4,373	3,607	+21	+24
Operating profit	4,227	3,325	+27	+30
Profit from continuing businesses before exceptional items[b]	3,332	2,604	+28	
Net income	3,242	3,121	+4	
Net income attributable to Roche shareholders	2,798	2,911	–4	
Core EPS[b, c] in CHF	3.69	3.06	+21	
EPS[c] in CHF	3.26	3.40	–4	
Research and development as % of sales	15.4	16.3		
EBITDA as % of sales	33.1	32.7		
Operating profit before exceptional items as % of sales	26.3	24.8		
Profit from continuing businesses as % of sales	19.5	20.7		
Effective tax rate %	24.3	26.5		
Net income as % of sales	19.5	21.5		

	30 June 2005	31 December 2004	30 June 2004
Net liquidity	13,601	11,708	6,640
Total assets	62,748	58,401	58,208
Equity	38,833	33,368	31,368
Debt	7,832	8,960	11,204
Equity ratio[d]	62%	57%	54%
Debt-equity ratio[e]	20%	27%	36%

a) *EBITDA: Earnings before exceptional items and before interest and other financing costs, financial income, tax, depreciation and amortisation, including impairment.* This corresponds to operating profit before exceptional items and before depreciation and *amortisation, including impairment.*

b) Profit from continuing businesses before exceptional items and Core EPS are calculated as shown on page 46.

c) EPS: Earnings per share and non-voting equity security (diluted).

d) Equity ratio: Equity as a percentage of total assets.

e) Debt-equity ratio: Debt as a percentage of equity.

LC = local currencies

Roche posts very strong interim results

Roche Group

- Group sales up 17%. Pharmaceuticals sales grow three times faster than the global market.
- Operating profit rises 30%, outpacing sales growth.
- Positive net financial income.
- Net income reaches 3.2 billion Swiss francs, surpassing last year's interim result, which included substantial exceptional gains.

Pharmaceuticals

- Strong sales growth for oncology products and the anti-influenza drug Tamiflu results in significant additional market share gains.
- Avastin, Tarceva and Boniva successfully launched.
- Positive results from phase III clinical trials in rheumatoid arthritis and breast, lung and pancreatic cancers.

Diagnostics

- Roche Diagnostics moves into the lead in Japan – now the number-one supplier of in-vitro diagnostics in all major market regions.
- Operating profit margin (before exceptional items) remains significantly above the industry average.
- Launch of next-generation Accu-Chek products off to a strong start.
- US marketing clearance of first DNA chip-based test opens the way to more personalised treatment.

Outlook

- Positive outlook for full-year 2005. Forecast for operating profit margin in the Pharmaceuticals Division (before exceptional items) raised again.

Additional information about Roche is available at http://www.roche.com

*) All growth rates are based on local currencies.



Franz B. Humer, Chairman and Chief Executive Officer

Dear Shareholders

Your company performed extremely well in the first half of 2005. Once again the Roche Group achieved or exceeded its goals. Sales in local currencies were up strongly by 17%, resulting in additional gains in market share, and we saw another significant improvement in the Group's earnings performance.

Operating profit rose 30% in local currencies to 4.2 billion Swiss francs, and the Group's operating profit margin increased further. Our improved earnings performance is also reflected in our interim net income. As you know, last year's results were positively impacted by after-tax gains totalling almost 700 million Swiss francs from the conversion and redemption of bonds. Despite these substantial exceptional gains in the prior period, net income for the first six months of this year was up 4% from 2004, advancing to 3.2 billion Swiss francs. This is equivalent to an increase of 28% on a comparable basis.

Most important of all, though, are the very encouraging data coming out of so many of our clinical trials – particularly in oncology. These data signal new hope for patients with serious illnesses and their families and have attracted a great deal of interest and attention among medical professionals and the public.

Sales in the Pharmaceuticals Division advanced 22% in local currencies – roughly three times the market growth rate – and the division's operating profit margin (before exceptional items) increased significantly, rising 2.1 percentage points to 28.5%. Our innovative oncology portfolio was the key factor behind these excellent results. A new generation of more targeted, less toxic anticancer medicines has enabled Roche, within the space of just a few years, to become the global market leader in oncology. During the first half of 2005 we extended our oncology leadership by successfully launching Avastin for colorectal cancer and Tarceva for lung cancer.

We made important progress with our drug development pipeline. In May we presented data from eight successful phase III trials at the annual meeting of the American Society of Clinical Oncology (ASCO), the most important gathering of cancer specialists in the world. Among other things, these data show that Herceptin can also offer significant benefits in early-stage breast cancer following surgery. Adding Herceptin to standard therapy in this setting can reduce the risk of cancer recurrence by half compared with standard therapy alone. Our Herceptin trials also illustrate an important general point about drug research and development: the job is not done as soon as your drug has one approved indication. Worldwide, approximately 13,000 patients have been enrolled in clinical trials to support supplemental filings for Herceptin in early-stage breast cancer.

At the same time we are investing heavily in expanding our biotech manufacturing facilities to meet the rising demand for our new biopharmaceuticals. Ongoing projects to increase the Group's biotech manufacturing capacity currently represent investments of over 2.5 billion Swiss francs.

Oncology is not the only therapeutic area where Roche had some major successes during the first half of this year. Boniva recently became the first and only once-monthly oral medication approved by the US Food and Drug Administration (FDA) for osteoporosis. The anti-influenza medicine Tamiflu posted impressive sales growth. Sales were driven in part by seasonal demand, but also reflected the active steps being taken to prepare for a possible influenza pandemic. Roche has been in discussions with numerous governments and has already scaled up production capacity for the drug enormously to meet the sharp rise in demand.

Overall, Roche Diagnostics had a successful first half-year despite a difficult market environment. Sales in local currencies rose 4%, in line with global market growth. Divisional profitability remained high for the industry, although the operating profit margin (before exceptional items) fell 1.3 percentage points to 22.8% as a result of costs related to launch activities. Diabetes care ranks alongside our high-growth molecular diagnostics and immunodiagnostics franchises as a key business segment for Roche. Activities in this segment during the first half of the year included initial market launches of a new generation of Accu-Chek products for improved diabetes management.

The first half of 2005 saw Roche Diagnostics move into the market lead in Japan, making it the number-one supplier of in-vitro diagnostics in all five of its market regions. As the market leader, Roche Diagnostics is making major contributions today to better, more cost-efficient healthcare.

There is no question that the future of healthcare belongs to targeted approaches that combine medicines and diagnostic tests. Elecsys proBNP, which is already on the market today, is a prime example of a test that can significantly reduce the costs of treatment. It enables physicians to diagnose heart failure at a very early stage and is also of value in monitoring patients' responses to therapy so that any necessary adjustments can be made promptly. Another example of a targeted healthcare solution is the AmpliChip CYP450 Test, which received FDA marketing clearance in January. Using this DNA chip-based test, physicians can predict how rapidly a patient will metabolise certain drugs on the basis of the patient's genetic profile. This information can help physicians in selecting the most appropriate medicines and dosage regimens for their patients. Additional chip-based tests, for early cancer detection, are currently in late-stage development.

Roche's market value is an important indicator of how well your company is performing. Over the last three years Roche securities (shares and non-voting equity securities), including dividend yields, have significantly outperformed the average return delivered by peer pharmaceuticals and diagnostics companies. In the first half of this year Roche's market value continued to track well ahead of the industry average.

I would like to take this opportunity to express my thanks to all Roche employees for their dedication and professionalism. The value they create every working day is vital if Roche is to continue to invest in developing innovative solutions for important areas of unmet medical need.

We remain confident about the outlook for full-year 2005, despite the likelihood of generic competition to Rocephin in the United States. With its portfolio of innovative medicines, the Pharmaceuticals Division is well positioned for future growth. Given our strong first-half performance, we now expect our overall results for full-year 2005 to exceed the guidance provided at the end of the first quarter. In the Pharmaceuticals Division we now expect the operating profit margin to be even higher than indicated when we revised our outlook earlier this year – with above-market sales growth in the double-digits. We reaffirm our other previously announced expectations for 2005.

You can be assured that Roche will continue to pursue its successful strategy of focused innovation – for the benefit of patients, health professionals, our employees and you, our shareholders.

Franz B. Humer

Roche Group

Summary of operating results

The Roche Group posted very strong operating results for the first half of 2005, led by its dynamic Pharmaceuticals Division. Group sales increased significantly, advancing 17% in local currencies to 16.6 billion Swiss francs. Expressed in Swiss francs and US dollars, sales for the period were up 14% and 20%, respectively. The Pharmaceuticals Division was the key growth driver. Its sales increased three times faster than the global market average and significantly ahead of the growth rates in the United States, Europe and Japan, the division's three most important markets. In the Diagnostics Division sales in local currencies increased 4%, in line with global market growth.

The strong increase in interim sales had a very positive impact on the Group's earnings performance. Operating profit before exceptional items rose 24% in local currencies to 4.4 billion Swiss francs, and the corresponding operating profit margin improved substantially, rising 1.5 percentage points to 26.3%. The excellent sales growth more than offset significantly increased investments in Roche's strong development pipeline and launch and pre-launch activities. For the first time, the operating results for 2005 and for the comparable restated period in 2004 include the costs of the Group's equity compensation plans for employees, which are recorded as an operating expense. The Group's improved earnings performance reflects the significantly higher operating profit margin in the Pharmaceuticals Division. The Diagnostics Division's operating profit margin was down slightly from a year ago as a result of expenses related to product launches.

Cash generation from the Group's business operations remained strong at 6.1 billion Swiss francs, driven by an increase in EBITDA. EBITDA for the first six months rose 19% in local currencies to 5.5 billion Swiss francs, reflecting the success of Roche's operating activities.

As anticipated, net financial income showed a significant improvement over last year, thanks to the Group's strong positive cash flow and the restructuring of Group debt. Roche posted a positive financial income for the first half of 2005, with net income from financial assets and foreign exchange management exceeding financing costs.

Net income for the first six months rose 4% in Swiss francs to 3.2 billion francs. This more than compensated for the exceptional after-tax gain of 687 million Swiss francs realised in the first half of 2004, primarily on the 'LYONs IV' transaction. Excluding exceptional items, profit from continuing businesses increased 28%. The Group's return on sales margin was 19.5%.

There was a further significant improvement in the Group's financial position. The ratio of equity (including minority interests) to total assets is now 62%, and over 85% of total assets are financed long-term.

Outlook

Roche is strengthening the outlook for the full year announced on 19 April 2005 and now expects the operating profit margin (before exceptional items) in the Pharmaceuticals Division to be better again than previously announced.

The Pharmaceuticals Division continues to expect sales in local currencies to grow above the global market average at a double-digit rate. The Diagnostics Division expects sales for 2005 to show another above-market increase, with growth in the single-digit range.

The Pharmaceuticals Division now expects its full-year operating profit margin (before exceptional items) to be better than the full-year margin for 2004. The Diagnostics Division anticipates the margin development to continue towards its goal of achieving an operating profit margin of around 23% (before exceptional items) in 2006.

Key figures: Pharmaceuticals Division

	In millions of CHF	% change in CHF	% change in local currencies	As % of sales
Sales	12,652	19	22	100
EBITDA	4,335	21	24	34.3
Operating profit[1]	3,608	28	32	28.5

1) Before exceptional items.

Sales by region



Latin America 6% (+17%)
Japan 14% (+20%)
Others 9% (+21%)
Europe 32% (+15%)
North America 39% (+30%)

Pharmaceuticals

Strong above-market growth continues

The Pharmaceuticals Division posted very strong growth in the first half of 2005, with sales up 22% in local currencies (19% in Swiss francs; 25% in US dollars). This was three times the global market growth rate of 7% and resulted in significant market share gains for Roche. Growth was driven primarily by strong demand for the division's oncology products, including the new cancer treatments Avastin and Tarceva, and for the anti-influenza drug Tamiflu.

Sales gains significantly outpaced market growth in each of the three key regions, North America, Europe and Japan. Divisional operating profit before exceptional items grew 32%[1] to 3.6 billion Swiss francs, and the operating profit margin before exceptional items improved significantly, by 2.1 percentage points to 28.5%.

1) Unless otherwise stated, all growth rates are in local currencies.

Oncology

The division's oncology portfolio delivered outstanding first-half growth of 36%. All major brands contributed to this strong performance, which further consolidates Roche's position as the world's leading provider of cancer medications.

Over the last four quarters, cumulative worldwide sales of Avastin, for the treatment of colorectal cancer, exceeded one billion Swiss francs. In January the European Commission approved Avastin for the first-line treatment of patients with advanced colorectal cancer, and the launch roll-out has commenced. An extensive programme to evaluate Avastin in a range of cancers is ongoing. Recent phase III results have demonstrated significant clinical benefit in advanced non-small cell lung cancer and metastatic breast cancer, in addition to advanced colorectal cancer.

Tarceva, a novel targeted drug with proven survival benefit in advanced non-small cell lung cancer, was launched in the United States last November. Sales in the six months to 30 June exceeded expectations, reaching 145 million Swiss francs. Tarceva was approved in Switzerland in March and in June received a positive opinion from the EU's Committee for Medicinal Products for Human Use (CHMP) for the treatment of non-small cell lung cancer. Based on new data showing significant benefits with the drug in pancreatic cancer, an application for this indication has been submitted in the

Top-selling products

Product	Sales for 1st half of 2005 in millions of CHF	% change in CHF	% change in local currencies
MabThera/Rituxan[1]	1,944	20	23
NeoRecormon, Epogin[2]	1,086	6	8
Pegasys + Copegus[3]	893	14	16
Herceptin[1]	851	24	27
CellCept[3]	800	11	14
Rocephin[3]	614	–9	–5
Avastin[4]	607	180	192
Tamiflu[3]	580	357	363
Xeloda[3]	355	46	49
Xenical	312	0	2

1) Jointly marketed by Roche, Genentech and Chugai.

2) Marketed by Chugai.

3) Jointly marketed by Roche and Chugai.

4) Jointly marketed by Roche and Genentech.

US, with a filing in the EU planned later this year. Tarceva is also being tested in a wide range of other tumour settings.

Sales of MabThera/Rituxan, for non-Hodgkin's lymphoma (NHL), remained strong. Particularly good uptake was achieved outside the United States for the first-line treatment of indolent NHL and for aggressive NHL. Roche plans to file a marketing application with the EU authorities in the fourth quarter of 2005 for an additional indication, maintenance treatment of indolent NHL, based on data showing that MabThera/Rituxan can dramatically improve progression-free survival in patients with this form of the disease.

Herceptin, the only targeted treatment for HER2-positive breast cancer, posted significant sales growth in the first half of 2005. Demand for the product, which is currently approved for first-line therapy of advanced (metastatic) disease, remained strong in all key markets. Following dramatic results in three landmark clinical trials of the product as adjuvant treatment in early-stage HER2-positive breast cancer, Roche and Genentech are working to prepare marketing applications for this indication. A total of over 8,000 patients were enrolled in the trials.

Sales of Xeloda continued their strong upward trend in the first half of 2005, with growth driven by a steady increase in prescriptions and stabilisation of wholesaler inventories in the United States. In March and June, respectively, the EU authorities and the US Food and Drug Administration (FDA) approved Xeloda for the adjuvant (after surgery) treatment of colon cancer. The new indication is expected to further accelerate prescription growth.

Strong sales growth for Bondronat in the six months to 30 June was driven by increasing market penetration and the continued roll-out of the product in Europe for the treatment of metastatic bone disease.

Anemia

Despite sustained price pressure in the anemia market as a whole, sales of NeoRecormon and Epogin for renal and cancer-related anemia grew steadily. The new prefilled syringe for once-weekly administration is now the top-selling dosage form of NeoRecormon for certain cancer-related anemias. Roche expects NeoRecormon sales in cancer-related anemia to continue to grow following a recommendation by the CHMP to update the product label. As a result, NeoRecormon will be indicated for the treatment of anemia in patients with all solid and lymphoid cancers receiving any form of chemotherapy.

Major regulatory filings in the first half of 2005[1]

Product	Generic name	Indication	Country
Bonviva/Boniva	ibandronate	Osteoporosis, i.v. formulation	EU, Switzerland

Major approvals in the first half of 2005[1]

Avastin	bevacizumab	First-line treatment in combination with chemotherapy of metastatic colorectal cancer	EU
Bonviva/Boniva	ibandronate	Osteoporosis, oral once-monthly formulation	USA
Invirase	saquinavir	HIV disease, 500 mg formulation	EU
Pegasys	peginterferon alfa-2a	Chronic hepatitis B	EU, USA
		HCV–HIV co-infection	EU, USA, Switzerland
Tarceva	erlotinib	Second- or third-line treatment of advanced non-small cell lung cancer	Switzerland
Xeloda	capecitabine	Adjuvant colon cancer monotherapy	EU, USA
Xenical	orlistat	Adolescent obesity	EU

1) Includes supplemental indications.

Transplantation

The Roche Group maintained its global market leadership in the transplantation market, with the immunosuppressant CellCept posting double-digit gains globally and in all key regions.

Virology

Pegasys, the only pegylated interferon approved for the treatment of hepatitis B and hepatitis C, maintained its market leadership and posted solid growth in the first half of 2005, helped by further regulatory approvals. Pegasys plus Copegus has now been approved by both the FDA and the European Commission for the treatment of hepatitis C in patients co-infected with HIV. Pegasys has also been approved for the treatment of hepatitis B in over 40 countries, including the United States, the EU and China.

First-half sales of Tamiflu grew very strongly, driven by a late but severe flu season and orders of pandemic readiness supplies. Worldwide sales of the drug increased more than fourfold, with sales in Japan alone tripling to 263 million Swiss francs. Following warnings by experts about the likelihood of an influenza pandemic, Roche has worked closely with a number of countries whose governments have agreed to stockpile Tamiflu and is in negotiation with several others. Regulatory filings have been submitted in Europe and the US for use of the product to prevent flu in children aged 1–12 years.

Fuzeon sales continued to increase steadily in the six months to 30 June, reaching 116 million Swiss francs. Growth was strongest in key European markets. Roche continues to roll out educational initiatives for patients and physicians to accelerate uptake of the product.

Other major products

Boniva, the first once-monthly oral bisphosphonate for the treatment and prevention of osteoporosis, was approved by the US regulatory authorities in March and launched in April by Roche and its comarketing partner GlaxoSmithKline. Initial market response has been in line with expectations. In June the CHMP recommended EU approval of once-monthly oral Bonviva (the product's trademark outside the US). In addition, the US and EU authorities are currently reviewing marketing applications for intravenous Bonviva/Boniva, the first injectable bisphosphonate for osteoporosis.

Global sales of Xenical returned to growth in a flat market. In June the EU authorities approved the use of Xenical in obese adolescents aged twelve years and over. Xenical is now the only weight-loss treatment in the United States and the EU with labelling that provides guidance on use in adolescents.

Sales of Rocephin declined only slightly overall, with continuing generic erosion in Europe largely

offset by modest gains in the US. Generic pressure is expected to negatively affect total Rocephin sales in the second half of the year after the product's US patent expires on 19 July.

Major development activities

In addition to the outstanding results achieved in phase III trials with the Group's cancer drugs (see *Oncology,* above), significant progress was made in the development of a number of products in other therapeutic areas. The clinical development of CERA, the first continuous erythropoietin receptor activator for the treatment of anemia in chronic kidney disease and in cancer patients continues to progress. Roche expects to file an application for approval of CERA in renal anemia in 2006.

Development of MabThera/Rituxan for the treatment of rheumatoid arthritis (RA) is progressing according to plan. Positive results were achieved in a pivotal phase III trial in patients with an inadequate response to therapy with current biologics and in a phase IIb study in patients who had previously failed treatment with one or more disease modifying antirheumatic drugs. Global regulatory filings are scheduled for the second half of this year for the use of MabThera in RA patients with an inadequate response to current biologics.

Development of tocilizumab (previously known as MRA, from our Japanese affiliate Chugai) is on track worldwide. International phase III studies in rheumatoid arthritis are well under way. In April the health authorities in Japan approved the drug, under the product name Actemra, for the treatment of Castleman's disease, a rare lymphoproliferative disorder.

The division currently has 27 projects spanning a number of major new indications in late-stage clinical development and is planning to file nine new marketing applications over the next 18 months. In addition, twelve marketing applications were approved by US or EU regulators during the first half of this year.

Additional information on Roche's development pipeline is available at http://www.roche.com/home/investors/inv_pipeline.htm.

In the first half of 2005 Roche Pharmaceuticals completed 13 partnering transactions, seven of which were product-related and six research- or technology-related. The existing agreement with GlaxoSmithKline covering Xenical in the United States has been expanded, as a result of which prescription Xenical is being promoted using one of GSK's US sales forces. In March Roche signed an agreement with Astellas Pharma to copromote the novel antifungal agent Mycamine (micafungin sodium) in the United States, and the product has now been launched.

A state-of-the-art facility for the packaging and storage of injectable medicines was opened at Roche Mannheim (Germany) in June. At Roche Penzberg (Germany) a new facility for the production of epoetin and CERA has commenced operation. Construction of Roche's new biotech manufacturing facilities in Basel (Switzerland) and Penzberg is progressing as planned. In June Genentech agreed to purchase a biologics manufacturing facility from Biogen Idec. The additional facility, located in Oceanside, California, will help the Group meet the growing demand for its new biopharmaceutical products. In February Chugai announced plans to restructure and streamline its pharmaceutical manufacturing operations over the coming five to six years. Production is to be consolidated from the current five plants to just two, located in Utsunomiya and Fujieda.

Increased transparency

In April Roche became one of the first healthcare companies to launch a publicly accessible clinical trial registry and results database (www.roche-trials.com), providing comprehensive information on its clinical trials. The new database is designed to offer a high degree of transparency and enhance communication between Roche, patients and doctors.

Roche supports the revised pharmaceutical marketing code developed by the European Federation of Pharmaceutical Industries and Associations. The new code, which includes stricter ethical standards, is currently being implemented by the national industry associations and will come into effect by the end of 2005.

Key figures: Diagnostics Division

	In millions of CHF	% change in CHF	% change in local currencies	As % of sales
Sales	3,970	2	4	100
– Diabetes Care	1,375	2	3	35
– Near Patient Testing	338	1	3	8
– Centralized Diagnostics	1,430	4	5	36
– Molecular Diagnostics	555	3	6	14
– Applied Science	272	-1	1	7
EBITDA	1,311	0	1	33.0
Operating profit[1]	*904*	-3	-3	22.8

1) Before exceptional items.

Sales by region



Europe 49% (+4%)
Japan 5% (+8%)
Asia-Pacific 7% (+15%)
Others 1% (+11%)
North America 28% (-1%)
Iberia/Latin America 10% (+10%)

Diagnostics

Now number one in all market regions

Roche Diagnostics' sales rose 4% in local currencies (2% in Swiss francs; 8% in US dollars) during the first half of 2005. The molecular diagnostics, diabetes care and immunodiagnostics portfolios continued to be the main growth drivers. Divisional operating profit (before exceptional items) was a strong 904 million Swiss francs, despite substantial investments for product launches planned for the second half of the year in Europe and the United States. At 22.8%, the division's operating profit margin remained significantly above the industry average. Owing to increased marketing costs for the launch of new products, the operating profit margin was down slightly from the previous year. Sales of these products will contribute to accelerated sales growth in the second half of the year.

Roche Diagnostics moved into the number-one position in Japan, the world's second largest market for in-vitro diagnostic products, making it the industry leader now in all five of its market regions.

Diabetes Care

In the first half of 2005 Diabetes Care began rolling out its new generation of state-of-the-art Accu-Chek products for improved diabetes management. The Accu-Chek Aviva blood glucose monitoring system and Accu-Chek Spirit insulin pump were successfully launched in their first European markets. Both devices have received 510K clearance from the Food and Drug Administration in the United States.

The new, extremely easy-to-use Accu-Chek Compact Plus also experienced a very strong market uptake in Europe. It is the world's first blood glucose monitoring system with an integrated lancing device and test strip drum.

The FDA has officially informed Roche Diagnostics that it is in agreement with the action initiated by the division to address deficiencies in the manufacturing processes and documentation at the Burgdorf site in Switzerland. At the same time the

Top-selling product lines in the first half of 2005

Product line	Market segment	Business area	Sales for 1st half of 2005 in millions of CHF	% change in local currencies
Accu-Chek	Diabetes management	Diabetes Care	1,375	3
Cobas Integra[1], Roche Hitachi[1]	Clinical chemistry	Centralized Diagnostics	746	0
Elecsys	Immunodiagnostics	Centralized Diagnostics	503	16
Amplicor tests, Cobas Amplicor	Clinical molecular diagnostics	Molecular Diagnostics	335	4
Cobas AmpliScreen	Nucleic acid-based blood screening	Molecular Diagnostics	147	8
CoaguChek	Coagulation monitoring	Near Patient Testing	87	18

1) Excluding HIAs (homogeneous immunoassays).

Major product launches in the first half of 2005

Business area	Product
Diabetes Care	Accu-Chek Aviva, a high-end successor to the Advantage/Sensor blood glucose monitoring system
Centralized Diagnostics	Cobas Integra 800 HbA1c (glycated hemoglobin) analyser
Molecular Diagnostics	AmpliChip CYP450 Test, a DNA chip-based drug metabolism test (US IVD)
	Cobas AmpliScreen HCV and HIV-1 Tests for screening organ and tissue donations (US IVD, new indication)
	Cobas AmpliScreen HBV Test for screening donated whole blood, blood components, source plasma and other tissues from living donors for hepatitis B virus (US IVD)
	Cobas AmpliPrep/Cobas TaqMan HIV-1, HCV and HBV Tests, PCR-based assays for quantitative detection of HIV-1, hepatitis C and hepatitis B
	Linear Array HCV Genotyping Test, for determining hepatitis C genotype (CE IVD)
	Linear Array HPV Genotyping Test, an assay capable of detecting 37 genotypes of human papillomavirus (CE IVD)
Applied Science	Universal Probe Library for real-time PCR gene expression and LightCycler 2.0 system for real-time PCR diagnostics (CE IVD)

IVD = for clinical use.
CE = European CE (Conformité européenne) mark approval.

FDA announced that it would be conducting its re-audit of the site at the end of July 2005.

Near Patient Testing

Roche Near Patient Testing maintained its leadership in the fiercely competitive point-of-care market. The CoaguChek S system (coagulation monitoring), Accutrend GC and GCT systems (cholesterol monitoring) and Cardiac Reader (evaluation of suspected myocardial damage) made the biggest contribution to sales. Sales of Omni S and Omni C blood gas analysers and reagents grew significantly faster than the market.

Recent clinical trial data show that self-management of anticoagulant therapy with the CoaguChek S system reduces the frequency of bleeding complications by up to 70% and mortality after heart valve replacement by up to 60%. In addition to protecting patients from potentially life-threatening risks, CoaguChek S can also help healthcare systems reduce unnecessary treatment costs.

Centralized Diagnostics

Growth in this business area was fuelled primarily by the continued upward trend in immunodiagnostics sales. Placements of Elecsys instruments rose approximately 20% for the period.

Additional data have confirmed the importance of Elecsys proBNP as a prognostic test for cardiovascular disease. A major study has now demonstrated that NT-proBNP is the most reliable marker for diagnosing heart failure in emergency patients. Another study has shown the clinical value of this innovative cardiac marker for stratifying risk in patients with stable coronary artery disease.

Molecular Diagnostics

Roche Molecular Diagnostics continued to expand its market lead, helped by robust sales of blood screening and women's health products, which remain the business area's key growth drivers.

In the roughly five years since Roche Diagnostics entered the blood screening market, its PCR (polymerase chain reaction)-based tests have been used to screen more than 100 million blood donations. This makes PCR the most frequently used blood screening technology in the world.

Early this year the FDA cleared the AmpliChip CYP450 Test for clinical use. This DNA chip-based test can contribute to better, more personalised care by helping physicians predict how patients will respond to certain medicines. Inappropriate treatments can thus be avoided right from the start, and successful therapeutic outcomes can be achieved faster. This will benefit patients while also helping to reduce healthcare costs.

The FDA approved the AmpliScreen HBV Test as a screening test to detect hepatitis B virus in donated whole blood, blood components, source plasma and other tissues from living donors. The agency also approved expanded use of the Cobas AmpliScreen HCV (hepatitis C virus) and HIV-1 Tests to screen organ and tissue donations. These approvals will help significantly increase the safety of tissue and organ transplants.

In May Roche Diagnostics and Applera reached a settlement on outstanding litigation and arbitration relating to the interpretation and performance of contracts between Roche and Applera for the commercialisation of PCR and real-time PCR technology.

Roche Diagnostics' LinearArray HPV Genotyping Test, which received CE mark approval in June, is the first commercially available test capable of detecting 37 genetic variants of human papillomavirus (HPV). HPV infection is recognised as the leading cause of cervical cancer.

In addition, the Linear Array HCV Genotyping Test, for determining the genotype of hepatitis C viruses, was launched in Europe in June. The test makes it possible to provide individualised therapies tailored specifically to the infecting HCV genotype.

Applied Science

Roche Applied Science maintained its market position. A new addition to the business area's portfolio, the LightCycler 480 system for high-throughput DNA amplification, is expected to contribute to a significant increase in sales growth in the second half of this year.

An agreement signed with 454 Life Sciences (USA) in May of this year marks Roche Diagnostics' entry into the high-potential market for DNA sequencing products.

Operating results

Group operating results

Following the sale of the Consumer Health (OTC) business, the Group is now clearly focused on its two high-tech healthcare businesses Pharmaceuticals and Diagnostics. The interim results for 2005 show strong operating results in terms of both top-line growth and profit margins, mainly driven by the Pharmaceuticals Division. Sales grew by 17% in local currencies to 16.6 billion Swiss francs, with Pharmaceuticals contributing 76% to Group sales and Diagnostics representing 24%. Operating profit before exceptional items increased by 24% in local currencies to 4.4 billion Swiss francs. The corresponding operating profit margin increased by 1.5 percentage points to 26.3% mainly as a result of the strong sales growth, which more than covered significantly increased investments for launch and pre-launch activities and the strong development pipeline.

The increase also more than compensated for the costs of the Group's equity compensation plans for employees, which were for the first time recorded as an operating expense. Excluding the additional equity compensation plan costs for Genentech (which is by far the largest plan in the Group), the Group operating profit margin before exceptional items would have been 27.1% (2004: 25.1%).

Group operating results: six months ended 30 June 2005 *in millions of CHF*

	Pharmaceuticals	Diagnostics	Corporate	Group
Sales	12,652	3,970	–	16,622
Operating profit before exceptional items	3,608	904	(139)	4,373
– margin	28.5	22.8	–	26.3
EBITDA	4,335	1,311	(136)	5,510
– margin	34.3	33.0	–	33.1

Group operating results: development of interim results compared to interim period 2004

	Pharmaceuticals	Diagnostics	Corporate	Group
Sales: % increase in local currencies	+22	+4	–	+17
Operating profit before exceptional items: % increase in local currencies	+32	–3	–2	+24
– margin: percentage point increase	+2.1	–1.3	–	+1.5
EBITDA: % increase in local currencies	+24	+1	–2	+19
– margin: percentage point increase	+0.6	–0.8	–	+0.4

Pharmaceuticals operating results

In the first six months of 2005, the Pharmaceuticals Division showed strong sales growth of 22% in local currencies. This result significantly outpaced market growth globally and also in the three major regions of the United States, Europe and Japan. Major drivers were the strong demand for established oncology products, Avastin, which was launched in February 2004, first-time sales of Tarceva and Boniva, and by the anti-influenza drug Tamiflu. Growth of operating profit before exceptional items was 32% in local currencies, significantly ahead of sales growth, leading to a margin increase of 2.1 percentage points to 28.5%.

Marketing support for important products such as MabThera/Rituxan, Herceptin, Avastin and Pegasys+Copegus, and launch and pre-launch activities, notably for Tarceva and Boniva, were significant, and there were continued investments in the strong development pipeline. All Pharmaceuticals sub-divisions (Roche Pharmaceuticals, Genentech and Chugai) contributed to the improved operating results. Excluding the equity compensation plan costs for Genentech, the Pharmaceuticals operating profit margin before exceptional items would have been 29.5% (2004: 26.9%), and Genentech's operating profit margin before exceptional items would have been 33.6% (2004: 32.0%).

Pharmaceuticals Division results *in millions of CHF*

	Six months ended 30 June 2005	2004	% change (CHF)	% change (local currencies)
Sales	12,652	10,647	+19	+22
Royalties and other operating income	542	625	-13	-9
Cost of sales	(2,858)	(2,310)	+24	+25
Marketing and distribution	(3,366)	(3,019)	+11	+14
Research and development	(2,215)	(2,029)	+9	+12
General and administration	(815)	(722)	+13	+17
Amortisation and impairment of intangible assets	(332)	(377)	-12	-9
Operating profit before exceptional items	3,608	2,815	+28	+32
- margin	28.5	26.4	+2.1	
EBITDA	4,335	3,584	+21	+24
- margin	34.3	33.7	+0.6	

Sales: The increase in sales was principally driven by 36% local currency sales growth in the oncology franchise, including Avastin, and first-time sales of Tarceva of 145 million Swiss francs. There was also strong growth (50%) in the virology franchise, mainly due to Tamiflu and Pegasys+Copegus, and the transplantation franchise (14%) with products such as CellCept and Valcyte/Cymevene. Boniva contributed first-time sales of 21 million Swiss francs. A major growth contribution came from strong Tamiflu sales of 580 million Swiss francs compared to 127 million Swiss francs in the interim period of 2004. This increase was partially due to the flu outbreak in the first quarter of 2005 (most notably in Japan) and partially due to government pandemic purchases.

Royalties and other operating income: The decrease was due to lower gains on product divestments in the first half of 2005 (11 million Swiss francs) compared to 215 million Swiss francs in the same period of 2004, which included the disposal of Soriatane. This was partly offset by higher royalty income, notably from Genentech's new licence arrangement with ImClone on sales of Erbitux. There was also higher out-licensing income at Roche Pharmaceuticals, in particular milestone income following the FDA approval for Boniva in the United States.

Cost of sales: The increase of 25% in local currencies is slightly higher than the 22% increase in sales. This is primarily due to 49 million Swiss francs paid by Genentech to cancel certain manufacturing obligations, together with an increase of royalty expenses to 521 million Swiss francs from 409 million Swiss francs in the interim period of 2004. These developments were partially compensated for by the sales growth in high-margin products, economies of scale in production and continuing productivity improvements.

Marketing and distribution: These costs increased by 14% in local currencies. This is lower than the growth in sales, even taking into account the ongoing strong support for established products and for newly launched products such as Avastin, Xolair, Tarceva, Raptiva and Boniva. Marketing and distribution as a percentage of sales declined by 1.8 percentage points to 26.6% compared to the first half of 2004. Excluding the equity compensation plan costs for Genentech, marketing and distribution costs would have also increased by 14% in local currencies.

Research and development: The increase of 12% in local currencies reflects the ongoing clinical development of the product pipeline and higher expenses for early-stage projects. Research and development costs as a percentage of sales were 17.5% in the first half of 2005, down 1.6 percentage points from the ratio in the comparative period. Excluding the equity compensation plan costs for Genentech, research and development costs would have increased by 10% in local currencies.

General and administration: The increase of 17% in local currencies was primarily attributable to Genentech. This was due to an alignment of the infrastructure at Genentech reflecting the continuing strong growth of the business, software implementation costs and the transition impacts of expensing equity compensation plans at Genentech. Excluding the equity compensation plan costs for Genentech, general and administration costs would have increased by 14% in local currencies. Another factor was restructuring costs, including 34 million Swiss francs at Chugai for the restructuring of their production facilities.

Amortisation and impairment of intangible assets: The decline is solely due to Genentech's decision in the first half of 2004 to stop commercialisation of Nutropin Depot, which resulted in an impairment of the Nutropin Depot intangible assets of 23 million Swiss francs in the comparative results.

Pharmaceuticals sub-divisional results *in millions of CHF*

Six months ended 30 June 2005	Divisional sales to third parties	EBITDA	EBITDA as % of sales	Operating profit before exceptional items	Operating profit before exceptional items as % of sales
Roche Pharmaceuticals	7,978	2,758	34.6	2,318	29.1
Genentech	2,867	1,051	36.7	838	29.2
Chugai	1,807	526	29.1	452	25.0
Pharmaceuticals Division	12,652	4,335	34.3	3,608	28.5
Six months ended 30 June 2004					
Roche Pharmaceuticals	7,040	2,432	34.5	1,968	28.0
Genentech	2,052	844	41.1	612	29.8
Chugai	1,555	308	19.8	235	15.1
Pharmaceuticals Division	10,647	3,584	33.7	2,815	26.4

Additional information on the Pharmaceuticals Division's sub-divisional results is given in Note 3 to the Interim Financial Statements. Overall the Pharmaceuticals Division showed strong sales increases in all sub-divisions and this resulted in improved operating margins. The margin at Genentech was adversely impacted by the expensing of employee stock options. Excluding this the margin would have increased by 1.6 percentage points. At Chugai, the improved sales performance, particularly for Tamiflu, was the main contributor to margin improvement. In addition personnel expenses were lower, following Chugai's early retirement plan that was implemented in the second half of 2004.

Diagnostics operating results

Interim sales grew by 4% in local currencies in line with market growth. The Division posted a strong operating profit before exceptional items of 904 million Swiss francs in spite of significant investments for planned product launches in Europe and in the United States in the second half of 2005. The operating profit margin was 22.8%, again well ahead of the market. Compared to the comparative period the margin was down by 1.3 percentage points due to launch expenses.

Diagnostics Division results *in millions of CHF*

	Six months ended 30 June 2005	2004	% change (CHF)	% change (local currencies)
Sales	3,970	3,879	+2	+4
Royalties and other operating income	168	165	+2	+5
Cost of sales	(1,490)	(1,450)	+3	+5
Marketing and distribution	(1,043)	(981)	+6	+8
Research and development	(344)	(332)	+4	+5
General and administration	(191)	(195)	-2	-1
Amortisation and impairment of intangible assets	(166)	(152)	+9	+12
Operating profit before exceptional items	904	934	-3	-3
- margin	22.8	24.1	-1.3	
EBITDA	1,311	1,311	0	+1
- margin	33.0	33.8	-0.8	

Sales: The sales increase of 4% in local currencies (2% in Swiss francs) represents an impressive result, taking into account the previous year's strong first half. The Molecular Diagnostics business (6%) and the Diabetes Care (3%) and Immunodiagnostics (11%) portfolios all made major contributions to growth.

Royalties and other operating income: In the first half of 2005 royalty income increased by 5% in local currencies, mainly from the granting of PCR licences. This result was achieved despite the substantial one-off royalty income from BioVeris of 63 million Swiss francs in the comparative period.

Cost of sales: The increase of 5% in local currencies was slightly more than sales growth. The main reasons for this were production start-up costs in the United States and higher production costs for products with enhanced customer features. The absence of the royalty expenses paid to Igen, which was acquired by the Group during 2004, and further improvements in manufacturing productivity partially compensated for this development. Cost of sales includes royalty expenses of 113 million Swiss francs (2004: 151 million Swiss francs).

Marketing and distribution: The increase of 8% in local currencies was higher than the increase in sales. This is a result of the launch of a number of new Diabetes Care products such as the Accu-Chek Aviva blood glucose meter in selected European markets and from the pre-launch activities for these products in major European markets and in the United States. Therefore, marketing and distribution as a percentage of sales increased by 1.0 percentage points to 26.3%.

Research and development: Interim costs grew by 5% in local currencies, slightly more than sales. This is due to investment in the strong product pipeline and establishing a global clinical trial fund. As a percentage of sales, research and development cost remained basically stable at 8.7%.

General and administration: Interim costs were stable, showing a decrease of 4 million Swiss francs (1% lower in local currencies).

Amortisation and impairment of intangible assets: The increase is partially due to the amortisation of the intangible assets acquired in the Igen acquisition. The 2005 interim results include a charge of 29 million Swiss francs compared to 20 million Swiss francs in the 2004 interim results (representing 4 months since acquisition). Amortisation expenses for recently acquired licence rights account for the rest of the increase.

Corporate operating costs

General and administration: Costs in the interim period were stable at 139 million Swiss francs (142 million Swiss francs in 2004).

Exceptional operating items

Exceptional operating items *in millions of CHF*

Six months ended 30 June	Pharmaceuticals 2005	Pharmaceuticals 2004	Diagnostics 2005	Diagnostics 2004	Corporate 2005	Corporate 2004	Roche Group 2005	Roche Group 2004
Operating profit before exceptional items	3,608	2,815	904	934	(139)	(142)	4,373	3,607
Amortisation of goodwill	–	(120)	–	(162)	–	–	–	(282)
Major legal cases	–	–	(146)	–	–	–	(146)	–
Changes in Group organisation	–	–	–	–	–	–	–	–
Operating profit	3,608	2,695	758	772	(139)	(142)	4,227	3,325

Amortisation of goodwill: Following the International Financial Reporting Standards changes the amortisation of goodwill ceased effective 1 January 2005. No impairments to goodwill were recorded.

Major legal cases: During the interim period provisions for certain litigation and arbitration matters in the Diagnostics Division were increased by 146 million Swiss francs. The provisions recorded are based on current litigation and settlement negotiations and recent settlement agreements.

Changes in Group organisation: There were no significant developments in 2005 and no additional income or expenses were recorded.

Operating profit: Overall operating profit increased by 902 million Swiss francs or 30% in local currencies. This reflects the continued improvement in the Group's operating performance. The additional costs for expensing of Genentech equity compensation plans of 126 million Swiss francs (2004: 45 million Swiss francs) were more than compensated for by the absence of goodwill amortisation expenses of 282 million Swiss francs.

Non-operating results

Non-operating results *in millions of CHF*

	Six months ended 30 June 2005	2004
Operating profit	4,227	3,325
Associated companies	–	(27)
Financial income	241	213
Financing costs	(187)	(383)
Exceptional income from bond conversion and redemption	–	965
Profit before taxes	4,281	4,093
Income taxes	(1,040)	(1,084)
Profit from continuing businesses	3,241	3,009
Profit from discontinued businesses	1	112
Net income	3,242	3,121
Attributable to		
– Roche shareholders	2,798	2,911
– Minority interests	444	210

During the interim period, the Group's treasury operations delivered a positive net financial income, with the net income from financial assets and foreign exchange management exceeding financing costs by 54 million Swiss francs. The redemption of the 'Sumo' bonds in March 2005 will further reduce borrowing costs. The Group's effective tax rate was reduced, mainly due to the discontinuation of amortisation of goodwill from 1 January 2005. Profit from continuing businesses increased due to the combination of positive developments on the operating, financial and tax lines, which more than compensated for the exceptional financial income in the interim 2004 results. Excluding this after-tax amount of 687 million Swiss francs and other exceptional items, profit from continuing businesses increased by 728 million Swiss francs or 28%. Net income increased by 121 million Swiss francs to 3.2 billion Swiss francs.

Associated companies: The result of associates was not significant.

Financial income: Financial income showed further improvement. Interim net income from equity securities was 122 million Swiss francs compared to 106 million Swiss francs in 2004. Interest income and income from debt securities more than doubled to 172 million Swiss francs due to higher holdings and increases in US interest rates. Interim net foreign exchange losses were 65 million Swiss francs compared to gains of 9 million Swiss francs in 2004. A full analysis of financial income is given in Note 9 to the Interim Financial Statements.

Financing costs: Total financing costs were 187 million Swiss francs in the interim period, a reduction of 51%. This was mainly due to the retirement of various debt instruments and a reduction in bank borrowings. A full analysis of financing costs is given in Note 9 to the Interim Financial Statements.

Exceptional income from bond conversion and redemption: During the interim period of 2004 as part of the continuing refinancing and restructuring of the Group's debt, the 'LYONs IV' and 'LYONs III' notes were called for redemption and the Group also redeemed part of the 'Chameleon' bond by a public tender. A net pre-tax gain of 965 million Swiss francs arose from these transactions, primarily from the Group's partial disposal of its interest in Genentech on the conversion of the 'LYONs IV' notes.

Income taxes: The Group's effective tax rate was 24.3% compared to the 2004 interim rate of 26.5%. The main influence was the discontinuation of goodwill amortisation in the 2005 results, which reduced the rate by approximately 2% in the interim period. The underlying tax rate shows an increase, reflecting the increasing relative contribution of Genentech and Chugai to the Group's overall results. A reconciliation of the effective tax rate is given in Note 10 to the Interim Financial Statements.

Profit from continuing businesses: The increase of 8% compared to 2004 is mainly due to the positive developments on the operating, financial and tax lines, which more than offset the exceptional financial income of 687 million Swiss francs (after-tax) in the interim 2004 results. Excluding this and other exceptional items, profit from continuing businesses increased by 728 million Swiss francs or 28%.

Discontinued businesses: The 2005 results include the operating results for the remaining 2% of the OTC (Consumer Health) business that was transferred to Bayer in the first quarter of 2005. The comparative interim results include the results of the whole OTC (Consumer Health) business, which was still fully owned by the Roche Group at 30 June 2004. Further information about discontinued businesses is given in Note 6 to the Interim Financial Statements.

Net income: In the first half of 2005 Group net income increased by 4% to 3.2 billion Swiss francs and the return on sales margin was 19.5%. Net income attributable to the Roche shareholders was slightly lower than in the comparative period (which includes the exceptional financial income of 687 million Swiss francs, after-tax), whereas the share of net income attributable to minorities increased due to the continually improving profit contribution by Genentech and Chugai. Of net income, 276 million Swiss francs are attributable to Genentech minority interests and 162 million Swiss francs to Chugai minority interests.

EPS and Core EPS: Diluted EPS decreased by 4% to 3.26 CHF from 3.40 CHF. Again, the increase in overall net income was offset by the various exceptional items and the increase in net income attributable to minority interests. The Core EPS, which excludes exceptional items and also amortisation of intangible assets, increased by 21% to 3.69 CHF from 3.06 CHF. This shows the underlying improvements in the Group's operating, financial and tax results. Supplementary net income and EPS information is given on page 46. This includes calculations of profit from continuing businesses before exceptional items and Core EPS and reconciles these to the Group's published IFRS results.

Cash flows and net liquidity

Condensed cash flow statement *in millions of CHF*

	Six months ended 30 June 2005	2004
Cash generated from business operations	6,083	5,130
(Increase) decrease in working capital	(570)	(452)
Costs of major legal cases paid	(78)	(77)
Other operating cash flows	(313)	(426)
Operating activities before income taxes	5,122	4,175
Income taxes paid (all activities)	(1,222)	(410)
Operating activities	3,900	3,765
Investing activities	(466)	(556)
Financing activities	(2,688)	(5,038)
Net effect of currency translation on cash	203	17
Increase (decrease) in cash	949	(1,812)

A full consolidated cash flow statement is given in the Interim Financial Statements on page 30.

Operating cash flows: The Group's business operations continued to show strong cash generation of 6.1 billion Swiss francs, driven by continued growth in EBITDA. Tax payments were considerably higher than the interim 2004 results, mainly due to the payment of tax on the gain on disposal of the Consumer Health (OTC) business and increased payments at Genentech and Chugai. Overall operating cash flows increased by 4% to 3.9 billion Swiss francs.

Investing cash flows: The largest investing cash flow was the receipt from Bayer of 2.9 billion Swiss francs proceeds from the divestment of the Consumer Health (OTC) business which was received on 1 January 2005. Other investing cash flows also include expenditure on property, plant and equipment, in particular the 0.5 billion Swiss francs used by Genentech to purchase the Oceanside biologics manufacturing facility. The increased net investment in marketable securities is mainly a result of the reinvestment of the Bayer proceeds. In 2004 there was a large net cash inflow from sales of part of the Group's portfolio of marketable securities in order to fund the repayment of debt instruments.

Financing cash flows: The most significant financing cash flows in 2005 and 2004 relate to dividend payments and the redemption of debt instruments. Dividends paid in 2005 were 1.7 billion Swiss francs (2004: 1.4 billion Swiss francs) and cash used for the redemption of debt instruments 1.2 billion Swiss francs (used for the 'Sumo' bonds) compared to 3.0 billion Swiss francs in 2004 (used for the 'LYONs III' notes and 'Chameleon' bonds). The redemption and conversion of the 'LYONs IV' notes in 2004 had a cash impact of only 5 million Swiss francs as the debt obligation was almost entirely settled by the delivery of Genentech shares.

Net liquidity in millions of CHF

	30 June 2005	31 December 2004	% change
Cash and marketable securities	16,402	12,999	+26
Receivable from Bayer Group collected on 1 January 2005	–	2,886	-100
Financial long-term assets and restricted cash	1,873	1,999	-6
Derivative financial instruments, net	205	(19)	–
Own equity instruments	2,953	2,803	+5
Financial assets	21,433	20,668	+4
Long-term debt	(7,354)	(6,947)	+6
Short-term debt	(478)	(2,013)	-76
Total debt	(7,832)	(8,960)	-13
Net liquidity	13,601	11,708	+16

Net liquidity increased during the interim period, the main driver being a strong cash inflow from operating activities of 3.9 billion Swiss francs. The payment of the dividend reduced net liquidity by 1.7 billion Swiss francs. The purchase of the Oceanside biologics manufacturing facility by Genentech reduced net liquidity by 0.5 billion Swiss francs. The 'Sumo' redemption reduces both debt and cash and therefore has no effect on net liquidity.

Balance sheet

Condensed balance sheet in millions of CHF

	30 June 2005	31 December 2004	% change
Long-term assets	31,802	28,722	+11
Current assets	30,946	29,679	+4
Total assets	62,748	58,401	+7
Equity	38,833	33,368	+16
Non-current liabilities	15,970	14,899	+7
Current liabilities	7,945	10,134	-22
Total equity and liabilities	62,748	58,401	+7

A full consolidated balance sheet is given in the Interim Financial Statements on page 28.

Long-term assets: The increase in the US dollar to 1.28 against the Swiss franc during the interim period increased long-term assets in Swiss franc terms since many of the Group's production facilities and intangible assets are US dollar denominated. The purchase of the Oceanside biologics manufacturing facility by Genentech increased property, plant and equipment by 0.5 billion Swiss francs. Following the decision of the California Supreme Court in February 2005 to review the litigation between Genentech and the City of Hope, the surety bond of 0.9 billion Swiss francs that was posted by Genentech in 2002 has been reclassified from current assets to long-term assets.

Current assets: Current assets decreased by the 1.7 billion Swiss francs cash used for payment of dividends and the 1.2 billion Swiss francs cash used in the redemption of the 'Sumo' bonds.

Equity: The most significant movements were the net income of 3.2 billion Swiss francs, the dividend payment of 1.7 billion Swiss francs and currency translation gains of 2.3 billion Swiss francs. Equity compensation plan effects were 1.3 billion Swiss francs, being mostly cash received from exercises and tax benefits.

Non-current liabilities: The movement in the US dollar rates increased the Swiss franc carrying value of the Group's US dollar denominated debt instruments. The provision of 0.8 billion Swiss francs made by Genentech for the City of Hope litigation has been reclassified from current liabilities to non-current liabilities.

Current liabilities: The redemption of the 'Sumo' bonds reduced short-term debt by 1.2 billion Swiss francs.

Strong financial condition: The Group remains solidly financed, with equity (including minority interests) representing 62% of total assets and 87% of total assets financed long-term.

Financial risks

Foreign exchange risk: During the first half of 2005 the management of exposures has maintained foreign exchange risks at relatively low levels.

Interest rate risk: The Group has further reduced its outstanding debt since the year-end through repayment of bank debt and the redemption of the 'Sumo' bonds. The comparatively small risks from re-pricing or re-financing were contained at reasonable levels.

Market risk of financial assets: The Group's financial assets are mostly allocated to highly liquid fixed income and money market instruments. The Group has not made any new investments in equity securities.

Foreign exchange rates

Rates of exchange for the major currencies used by the Group *against the Swiss franc*

	30 June 2005	Average to 30 June 2005	31 December 2004	Average to 30 June 2004
1 USD	1.28	1.20	1.13	1.27
1 EUR	1.55	1.55	1.54	1.55
1 GBP	2.31	2.25	2.18	2.31
100 JPY	1.16	1.14	1.10	1.17

International Financial Reporting Standards

The Roche Group has been using International Financial Reporting Standards (IFRS) to report its consolidated results since 1990. Since late 2003 the International Accounting Standards Board (IASB) has published a number of new and revised standards, which the Group implemented effective 1 January 2005. These are fully discussed in Note 1 to the Interim Financial Statements.

Goodwill amortisation: Effective 1 January 2005 the amortisation of goodwill has ceased, although goodwill will continue to be tested for impairment. This change requires prospective application. Had the standard been applied in 2004, then goodwill amortisation expenses of 282 million Swiss francs would not have been recorded in the interim results and interim net income attributable to Roche shareholders would have been 224 million Swiss francs higher.

Share-based payment: The fair value of equity compensation plans awarded to employees is estimated at grant date and recorded as an expense over the vesting period. This change has been applied retrospectively, using certain transitional requirements. Applying the transitional requirements, the impact on the previously reported interim operating income and net income attributable to Roche shareholders for 2004 is 60 million Swiss francs and 26 million Swiss francs respectively. Due to the transitional requirements these are not indicative of the future impacts.

Recognition of intangible assets: The revised standards on intangible assets and business combinations will typically result in more intangible assets being recognised from acquisitions, in-licensing collaborations and alliances than previously. The standards require prospective application.

Financial instruments: The Group had already fully applied the previous IAS 39 on 'Financial Instruments' since 2001. The changes to the standards on financial instruments, which require retrospective application, do not have a significant effect.

Equity and minority interests: Minority interests is now included as part of the Group's equity and not as a separate category on the balance sheet. This increases the Group's equity by 5,594 million Swiss francs, applied retrospectively to 1 January 2004.

Presentation of income statement: Following the above changes the Group has revised the presentation of the income statement, which now includes a full divisional split of the Group's operating results. These changes were made in accordance with the requirements of the new and revised standards and in order to further improve comparability of results to other healthcare companies and to allow readers to make a more accurate assessment of the sustainable earnings capacity of the Group. The comparative results in the Interim Financial Statements have been restated into the new format.

Full details of the changes are given in Note 1 to the Interim Financial Statements. Supplementary presentation materials from the investor update held on 8 March 2005 are available on the 'Investor Relations' section of the Group's website at www.roche.com.

Reference numbers indicate the corresponding Notes to the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements are unaudited. The Interim Consolidated Financial Statements have been reviewed by the Group's auditors and their review report is presented on page 45.

Consolidated income statement for the six months ended 30 June 2005 *in millions of CHF*

	Pharmaceuticals	Diagnostics	Corporate	Group
Sales[3]	12,652	3,970	–	16,622
Royalties and other operating income[8]	542	168	–	710
Cost of sales	(2,858)	(1,490)	–	(4,348)
Marketing and distribution	(3,366)	(1,043)	–	(4,409)
Research and development[3]	(2,215)	(344)	–	(2,559)
General and administration	(815)	(191)	(139)	(1,145)
Amortisation and impairment of intangible assets[3]	(332)	(166)	–	(498)
Operating profit before exceptional items[3]	3,608	904	(139)	4,373
Amortisation of goodwill[3]	–	–	–	–
Major legal cases[7]	–	(146)	–	(146)
Changes in Group organisation[2]	–	–	–	–
Operating profit[3]	3,608	758	(139)	4,227
Associated companies				–
Financial income[9]				241
Financing costs[9]				(187)
Profit before taxes				4,281
Income taxes[10]				(1,040)
Profit from continuing businesses				3,241
Profit from discontinued businesses[6]				1
Net income				3,242
Attributable to				
– Roche shareholders				2,798
– Minority interests				444

Earnings per share and non-voting equity security	Continuing businesses	Group
Basic (CHF)	3.32	3.32
Diluted (CHF)	3.26	3.26

Consolidated income statement for the six months ended 30 June 2004 *in millions of CHF*

	Pharmaceuticals	Diagnostics	Corporate	Group
Sales[3]	10,647	3,879	-	14,526
Royalties and other operating income[8]	625	165	-	790
Cost of sales	(2,310)	(1,450)	-	(3,760)
Marketing and distribution	(3,019)	(981)	-	(4,000)
Research and development[3]	(2,029)	(332)	-	(2,361)
General and administration	(722)	(195)	(142)	(1,059)
Amortisation and impairment of intangible assets[3]	(377)	(152)	-	(529)
Operating profit before exceptional items[3]	2,815	934	(142)	3,607
Amortisation of goodwill[3]	(120)	(162)	-	(282)
Major legal cases[7]	-	-	-	-
Changes in Group organisation[2]	-	-	-	-
Operating profit[3]	2,695	772	(142)	3,325
Associated companies				(27)
Financial income[9]				213
Financing costs[9]				(383)
Exceptional income from bond conversion and redemption[9]				965
Profit before taxes				4,093
Income taxes[10]				(1,084)
Profit from continuing businesses				3,009
Profit from discontinued businesses[6]				112
Net income				3,121
Attributable to				
- Roche shareholders				2,911
- Minority interests				210

Earnings per share and non-voting equity security	Continuing businesses	Group
Basic (CHF)	3.34	3.46
Diluted (CHF)	3.28	3.40

As disclosed in Note 1, the income statement for 2004 has been restated following the changes in IFRS that were adopted effective 1 January 2005. A reconciliation to the previously published income statement is provided in Note 1.

Consolidated balance sheet *in millions of CHF*

	30 June 2005	31 December 2004
Long-term assets		
Property, plant and equipment	14,048	12,408
Goodwill	5,963	5,532
Intangible assets	6,338	6,340
Investments in associated companies	54	55
Financial long-term assets	1,873	1,227
Other long-term assets	560	484
Deferred income tax assets	1,356	1,099
Post-employment benefits	1,610	1,577
Total long-term assets	31,802	28,722
Current assets		
Inventories	4,931	4,614
Accounts receivable	7,664	7,014
Current income tax assets	311	159
Other current assets	1,638	2,007
Marketable securities	12,848	10,394
Receivable from Bayer Group collected on 1 January 2005[6]	–	2,886
Cash and cash equivalents	3,554	2,605
Total current assets	30,946	29,679
Total assets	62,748	58,401
Equity		
Share capital	160	160
Non-voting equity securities *(Genussscheine)*	p.m.	p.m.
Own equity instruments	(3,795)	(4,326)
Retained earnings	37,571	35,890
Fair value and other reserves	(1,976)	(3,641)
Equity attributable to Roche shareholders	31,960	28,083
Minority interests	6,873	5,285
Total equity	38,833	33,368
Non-current liabilities		
Long-term debt	7,354	6,947
Deferred income tax liabilities	3,280	3,564
Liabilities for post-employment benefits	2,836	2,744
Provisions[11]	1,570	683
Other non-current liabilities	930	961
Total non-current liabilities	15,970	14,899
Current liabilities		
Short-term debt	478	2,013
Current income tax liabilities	792	947
Provisions[11]	666	1,223
Accounts payable	1,635	1,844
Accrued and other current liabilities	4,374	4,107
Total current liabilities	7,945	10,134
Total equity and liabilities	62,748	58,401

p.m. = pro memoria. Non-voting equity securities have no nominal value.

Consolidated condensed statement of changes in equity *in millions of CHF*

	Six months ended 30 June 2005	2004
Share capital		
Balance at 1 January and at period end	160	160
Non-voting equity securities *(Genussscheine)*		
Balance at 1 January and at period end	p.m.	p.m.
Own equity instruments		
Balance at 1 January	(4,326)	(4,583)
Movements during the period	531	187
Balance at period end	(3,795)	(4,396)
Retained earnings		
Balance at 1 January – as previously reported	35,890	30,985
Changes in accounting policy[1]	–	(126)
Balance at 1 January – restated	35,890	30,859
Net income attributable to Roche shareholders	2,798	2,911
Dividends paid	(1,721)	(1,414)
Equity compensation plans	688	444
Genentech and Chugai share repurchases	(108)	(411)
Convertible debt instruments	24	105
Balance at period end	37,571	32,494
Fair value and other reserves		
Balance at 1 January	(3,641)	(2,992)
Changes in accounting policy[1]	–	186
Balance at 1 January – restated	(3,641)	(2,806)
Convertible debt instruments	(24)	(71)
Changes in fair value attributable to available-for-sale investments and qualifying cash flow hedges	(14)	127
Fair value (gains) losses attributable to available-for-sale investments and qualifying cash flow hedges recognised in the income statement	(63)	(65)
Fair value (gains) losses attributable to qualifying cash flow hedges transferred to adjust the initial measurement of acquisition cost of assets or other carrying amount of hedged assets	–	43
Deferred income taxes and minority interests	63	(47)
Currency translation gains (losses)	1,703	88
Balance at period end	(1,976)	(2,731)
Equity attributable to Roche shareholders	31,960	25,527
Minority interests		
Balance at 1 January – as previously reported, restated as equity	5,285	5,594
Changes in accounting policy[1]	–	(164)
Balance at 1 January – restated	5,285	5,430
Net income attributable to minority interests	444	210
Dividends paid – Chugai and other minority shareholders	(32)	(41)
Equity compensation plans	653	383
Genentech and Chugai share repurchases	(85)	(318)
Convertible debt instruments	8	79
Currency translation gains (losses)	600	98
Balance at period end	6,873	5,841
Total equity at period end	38,833	31,368

p.m. = pro memoria. Non-voting equity securities have no nominal value.

Consolidated cash flow statement *in millions of CHF*

	Six months ended 30 June 2005	2004
Cash flows from operating activities		
Cash generated from operations	6,083	5,130
(Increase) decrease in working capital	(570)	(452)
Vitamin case payments[6]	(78)	(11)
Major legal cases[7]	–	(66)
Payments made for defined benefit post-employment plans	(170)	(177)
Utilisation of restructuring provisions	(66)	(97)
Utilisation of other provisions	(70)	(77)
Other operating cash flows	(7)	(75)
Cash flows from operating activities, before income taxes paid	5,122	4,175
Income taxes paid	(1,222)	(410)
Total cash flows from operating activities	3,900	3,765
Cash flows from investing activities		
Purchase of property, plant and equipment	(1,617)	(897)
Purchase of intangible assets	(170)	(26)
Disposal of property, plant and equipment	191	56
Disposal of intangible assets	2	9
Disposal of products[8]	11	218
Acquisitions of subsidiaries and associated companies[2]	–	(1,819)
Divestments of subsidiaries and associated companies[2]	2,913	–
Interest and dividends received	116	118
Sales of marketable securities	3,463	4,137
Purchases of marketable securities	(5,357)	(2,360)
Other investing cash flows	(18)	8
Total cash flows from investing activities	(466)	(556)
Cash flows from financing activities		
Proceeds from issue of long-term debt instruments[12]	–	–
Repayment of long-term debt instruments[12]	(1,178)	(3,036)
Increase (decrease) in other long-term debt	(297)	(329)
Transactions in own equity instruments	484	150
Increase (decrease) in short-term borrowings	(264)	106
Interest and dividends paid	(1,770)	(1,656)
Exercises of equity compensation plans	560	464
Genentech share repurchases	(193)	(729)
Other financing cash flows	(30)	(8)
Total cash flows from financing activities	(2,688)	(5,038)
Net effect of currency translation on cash and cash equivalents	203	17
Increase (decrease) in cash and cash equivalents	949	(1,812)
Cash and cash equivalents at beginning of period	2,605	5,276
Cash and cash equivalents at end of period	3,554	3,464

Reference numbers indicate the corresponding Notes to the Interim Consolidated Financial Statements.
The Interim Consolidated Financial Statements are unaudited. The Interim Consolidated Financial Statements have been reviewed by the Group's auditors and their review report is presented on page 45.

1. Accounting policies

Basis of preparation of financial statements

These financial statements are the unaudited interim consolidated financial statements (hereafter 'the Interim Financial Statements') of Roche Holding Ltd, a company registered in Switzerland, and its subsidiaries (hereafter 'the Group') for the six-month period ended 30 June 2005 (hereafter 'the interim period'). They are prepared in accordance with the International Accounting Standard 34 (IAS 34) 'Interim Financial Reporting'. These Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements for the year ended 31 December 2004 (hereafter 'the Annual Financial Statements'), as they provide an update of previously reported information. They were approved for issue by the Board of Directors on 19 July 2005.

The accounting policies used are consistent with those used in the Annual Financial Statements, except where noted below. The presentation of the Interim Financial Statements is consistent with the Annual Financial Statements, except where noted below. Where necessary, the comparatives have been reclassified or extended from the previously reported Interim Financial Statements to take into account any presentational changes made in the Annual Financial Statements or in these Interim Financial Statements.

The preparation of the Interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the Interim Financial Statements. If in the future such estimates and assumptions, which are based on management's best judgement at the date of the Interim Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

The Group operates in industries where significant seasonal or cyclical variations in total sales are not experienced during the financial year. Income tax expense is recognised based upon the best estimate of the weighted average income tax rate expected for the full financial year.

Changes in accounting policies

In late 2003 the International Accounting Standards Board (IASB) published a revised version of IAS 32 'Financial Instruments: Disclosure and Presentation', a revised version of IAS 39 'Financial Instruments: Recognition and Measurement' and 'Improvements to International Accounting Standards', which makes changes to 14 existing standards. In the first quarter of 2004 the IASB published IFRS 2 'Share-based Payment', IFRS 3 'Business Combinations', IFRS 4 'Insurance Contracts', IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations', revised versions of IAS 36 'Impairment of Assets' and IAS 38 'Intangible Assets' and further amendments to IAS 39. The Group adopted these effective 1 January 2005. A description of these changes and their effect on the Interim Financial Statements is given below.

The Group is currently assessing the potential impacts of the new and revised standards that will be effective from 1 January 2006.

IAS 8: 'Accounting Policies, Changes in Accounting Estimates and Errors'. Amongst other matters the revised standard requires that changes in accounting policies that arise from the application of new or revised standards and interpretations are applied retrospectively, unless otherwise specified in the transitional requirements of the particular standard or interpretation. Previously the Group has applied all changes prospectively, unless otherwise specified in the transitional requirements.

Retrospective application means that the results of the comparative period and the opening balances of that period are restated as if the new accounting policy had always been applied. Prospective application means that the new accounting policy is only applied to the results of the current period and the comparative period is not restated.

IFRS 2: 'Share-based Payment'. Amongst other matters, the new standard requires that the fair value of all equity compensation plans awarded to employees be estimated at grant date and recorded as an expense over the vesting period. The expense is charged against the appropriate income statement heading. Under the Group's previous policy no expenses were recorded for equity-settled equity compensation plans. Expenses for cash-settled equity compensation plans were recorded based on the intrinsic value of the outstanding obligation as part of 'Other operating expenses'. The standard also requires retrospective application, within certain transitional requirements. Applying the transitional requirements, a pre-tax expense of 197 million Swiss francs has been recorded in the interim period (98 million Swiss francs in the restated interim period of 2004). Due to the impact of the transitional requirements these amounts are not indicative of the future expenses for such plans. Expenses for cash-settled plans totalling 38 million Swiss francs in the interim period of 2004 were reclassified from 'Other operating expenses'.

Expenses for equity compensation plans in interim results *in millions of CHF*

	Retrospective application of IFRS 2	Previously reported as 'Other operating expenses'	Total Interim 2004 (restated)	Total Interim 2005
Cost of sales	3	2	5	11
Marketing and distribution	9	8	17	43
Research and development	22	6	28	79
General and administration	26	22	48	64
Total operating expense	60	38	98	197

The new standard also affects the Group's effective tax rate, as deferred tax is recorded based on the expected tax benefits arising from vested awards. In the United States and many other tax jurisdictions the current equity price is used as an input to the calculation. The impact on the income statement of any income tax benefit is capped with reference to the IFRS 2 pre-tax expense, with any excess recognised directly in equity.

As a result of the implementation of IFRS 2, net assets on the consolidated balance sheet at 31 December 2004 were 75 million Swiss francs higher. This consists of inventories (40 million Swiss francs asset), deferred tax assets (52 million Swiss francs asset) and liabilities for cash-settled equity compensation plans (17 million Swiss francs liability).

Further information on the Group's equity compensation plans is given in Notes 5, 6 and 12 to the Annual Financial Statements.

IFRS 3: 'Business Combinations'. Amongst other matters, the new standard requires that amortisation of goodwill cease from the date of implementation. Goodwill will continue to be tested for impairment. The standard requires prospective application. Had this standard been applied in the interim period of 2004, then goodwill amortisation expenses of 282 million Swiss francs would not have been recorded. No additional impairment would have been necessary. In addition, together with IAS 38 (revised) 'Intangible Assets', this standard will typically result in more intangible assets being recognised from acquisitions than previously and consequently less goodwill will arise.

The new standard also affects the Group's effective tax rate, as no tax benefit was recorded in respect of goodwill amortisation. Based on the Group's 2004 results, the Group's effective tax rate is expected to decrease by between two and three percentage points.

IAS 38 (revised): 'Intangible Assets'. Amongst other matters, the revised standard will typically result in more intangible assets being recognised from in-licensing arrangements and similar research and development alliances. Previously such expenditure would be recorded as research and development expenses. The revised standard requires prospective application.

IAS 32 (revised) and IAS 39 (revised): 'Financial Instruments'. Since the Group already fully applied the previous IAS 32 and IAS 39 on 'Financial Instruments' the revised standards did not have a significant effect on the Group's results and financial position. Amongst other matters, the revised standards require that a significant or prolonged decline in the fair value of available-for-sale financial assets be considered as objective evidence of impairment. Under the Group's previous accounting policy, a decline in fair value of available-for-sale financial assets was considered as objective evidence of impairment where the decline was significant and prolonged. Consequently, the revised standards will typically result in impairment charges being recognised for available-for-sale financial assets at an earlier stage than under the previous accounting policy. The revised standards require retrospective application and this additionally resulted in a restatement of the equity conversion elements of certain of the Group's convertible debt instruments in 2004. As a result equity as at 1 January 2004 was reduced by 112 million Swiss francs and an additional pre-tax income of 20 million Swiss francs has been recorded for the restated interim period of 2004.

IAS 1 (revised): 'Presentation of Financial Statements'. Amongst other matters, the revised standard permits the presentation of the results of discontinued businesses as a single amount on the face of the income statement. Additionally the revised standard requires that minority interests are included as part of the Group's equity and not as a separate category on the balance sheet. As a result of this change, and from the implementation of IFRS 2, the net accounting effect of Genentech and Chugai stock repurchases and stock options is recorded to equity and allocated to retained earnings and minority interests based on the relevant ownership percentages. Previously these entries were recorded to minority interests. The revised standard requires retrospective application and accordingly 169 million Swiss francs were reclassified from minority interests to retained earnings as at 1 January 2004.

Presentation of income statement: The new and revised standards result in significant changes to the format and content of the income statement. In addition the Group has made certain presentational changes in order to further improve comparability of results to other healthcare companies and to allow readers to make a more accurate assessment of the sustainable earnings capacity of the Group. These changes, which have been applied retrospectively, are listed below.

- 'Royalties and other operating income' are shown as a separate line after 'Sales'.
- 'Cost of sales' includes royalty expenses that are directly linked to goods sold. In the interim period this was 634 million Swiss francs (2004: 560 million Swiss francs).
- 'Other operating expenses' is removed from the income statement. 'Administration' is expanded to 'General and administration' to additionally include 'Other operating expenses' other than royalty expenses included in 'Cost of sales'.
- 'Financial income' and 'Financing costs' are disclosed separately on the face of the income statement.
- Capital taxes are reported as part of 'General and administration' instead of 'Financial income' as previously. In the interim period this was 18 million Swiss francs (2004: 12 million Swiss francs) and has been included in the 'Corporate' business segment.

Restated income statement for the six months ended 30 June 2004 *in millions of CHF*

	As originally published	Discontinued businesses	IFRS 2	IAS 32 IAS 39	Other changes	Group restated
Sales	15,413	(887)	–	–	–	14,526
Other operating income and operating expenses	(11,853)	724	(60)	–	(12)	(11,201)
Operating profit	3,560	(163)	(60)	–	(12)	3,325
Financial and non-operating items	727	9	–	20	12	768
Profit before taxes	4,287	(154)	(60)	20	–	4,093
Income taxes	(1,148)	42	25	(3)	–	(1,084)
Profit from continuing businesses	n/a	(112)	(35)	17	–	3,009
Profit from discontinued businesses	n/a	112	–	–	–	112
Net income	3,139	–	(35)	17	–	3,121
Attributable to						
– Roche shareholders	2,920	–	(26)	17	–	2,911
– Minority interests	219	–	(9)	–	–	210
Earnings per share and non-voting equity security						
Diluted – Group (CHF)	3.41	–	(0.03)	0.02	–	3.40

Consistent with the presentation in the Annual Financial Statements:

- The business segment 'Chugai OTC' results for the interim period of 2004 have been reclassified as discontinued, as this business was sold in the second half of 2004.
- A total of 22 million Swiss francs of administration and other costs that were previously allocated to the Consumer Health (OTC) business in the published 2004 interim results have been reclassified to the business segment 'Corporate' within the Group's continuing business results. These items are not transferred with the sale of the business.

In addition provisions for sales returns and sales charge-backs are now classified as provisions and accrued liabilities, respectively. Previously they were reported within accounts receivable. In the 31 December 2004 balance sheet a total of 233 million Swiss francs has been reclassified from 'accounts receivable' to 'provisions-current' (137 million Swiss francs) and 'accrued and other liabilities' (96 million Swiss francs). There was no impact on net income or equity from this reclassification.

Restated equity for 1 January 2004 *in millions of CHF*

	As originally published	IAS 1 (revised)	IFRS 2	IAS 32 IAS 39	Other changes	Group restated
Share capital	160	–	–	–	–	160
Own equity instruments	(4,583)	–	–	–	–	(4,583)
Retained earnings	30,985	–	3	(298)	169	30,859
Fair value and other reserves	(2,992)	–	–	186	–	(2,806)
Equity attributable to Roche shareholders	23,570	–	3	(112)	169	23,630
Minority interests	–	5,594	5	–	(169)	5,430
Total equity	23,570	5,594	8	(112)	–	29,060

2. Group organisation

Discontinued businesses

The Consumer Health (OTC) and Vitamins and Fine Chemicals businesses are discussed in Note 6.

2005 acquisitions and divestments

GlycArt: On 18 July 2005 the Group signed an agreement with the shareholders of GlycArt Biotechnology AG (hereafter 'GlycArt') under which the Group will acquire 100% of the share capital of GlycArt. GlycArt is a privately owned biotechnology research company based in Schlieren-Zürich in Switzerland. The purchase consideration

will be approximately 235 million Swiss francs and the transaction is expected to close in the third quarter of 2005. GlycArt will be reported as part of the Roche Pharmaceuticals business segment.

There were no other significant acquisitions and divestments in the interim period of 2005.

Cash flows from changes in Group organisation *in millions of CHF*

	Six months ended 30 June 2005	2004
Acquisitions		
- Igen	-	(1,815)
- other acquisitions	-	(4)
Total cash flows from acquisitions of subsidiaries and associated companies	-	(1,819)
Divestments		
- Consumer Health (OTC) business	2,902	-
- other divestments	11	-
Total cash flows from divestments of subsidiaries and associated companies	2,913	-

These amounts are net of any cash balances in the acquired/divested company/business and include cash outflows for incidental transaction costs.

3. Business segment information

Divisional information *in millions of CHF*

	Pharmaceuticals Division		Diagnostics Division		Corporate		Group	
Six months ended 30 June	2005	2004	2005	2004	2005	2004	2005	2004
Segment revenues								
Segment revenues / divisional sales	12,942	10,974	3,971	3,882	-	-	16,913	14,856
Less inter-divisional sales	(290)	(327)	(1)	(3)	-	-	(291)	(330)
Divisional sales to third parties	12,652	10,647	3,970	3,879	-	-	16,622	14,526
Segment results								
Operating profit before exceptional items	3,608	2,815	904	934	(139)	(142)	4,373	3,607
Amortisation of goodwill	-	(120)	-	(162)	-	-	-	(282)
Major legal cases	-	-	(146)	-	-	-	(146)	-
Changes in Group organisation	-	-	-	-	-	-	-	-
Segment results / operating profit	3,608	2,695	758	772	(139)	(142)	4,227	3,325
Other segment information								
Capital expenditure	1,302	568	398	2,459	1	1	1,701	3,028
Depreciation	395	389	241	225	3	2	639	616
Amortisation of intangible assets	332	353	166	151	-	-	498	504
Impairment of long-term assets	-	27	-	1	-	-	-	28
Equity compensation plan expenses	175	75	17	15	5	8	197	98
Restructuring expenses	56	8	1	-	-	-	57	8
Research and development costs	2,215	2,029	344	332	-	-	2,559	2,361

Pharmaceuticals sub-divisional information *in millions of CHF*

Six months ended 30 June	Roche Pharmaceuticals 2005	2004	Genentech 2005	2004	Chugai 2005	2004	Pharmaceuticals Division 2005	2004
Segment revenues								
Segment revenues/ divisional sales	8,174	7,297	2,961	2,122	1,807	1,555	12,942	10,974
Less inter-divisional sales	(196)	(257)	(94)	(70)	–	–	(290)	(327)
Divisional sales to third parties	7,978	7,040	2,867	2,052	1,807	1,555	12,652	10,647
Segment results								
Operating profit before exceptional items	2,318	1,968	838	612	452	235	3,608	2,815
Amortisation of goodwill	–	21	–	(135)	–	(6)	–	(120)
Major legal cases	–	–	–	–	–	–	–	–
Changes in Group organisation	–	–	–	–	–	–	–	–
Segment results/ operating profit	2,318	1,989	838	477	452	229	3,608	2,695
Other segment information								
Capital expenditure	347	276	899	229	56	63	1,302	568
Depreciation	242	258	116	97	37	34	395	389
Amortisation of intangible assets	198	203	97	111	37	39	332	353
Impairment of long-term assets	–	3	–	24	–	–	–	27
Equity compensation plan expenses	48	30	126	45	1	–	175	75
Restructuring expenses	22	8	–	–	34	–	56	8
Research and development costs	1,291	1,292	660	488	264	249	2,215	2,029

Consistent with the presentation in the Annual Financial Statements:

- The 'Chugai OTC' segment results for 2004 have been reclassified as a discontinued business, as this business was sold in the second half of 2004.
- A total of 22 million Swiss francs of administration and other costs that were previously allocated to the Consumer Health (OTC) business in the published 2004 interim results have been reclassified to the business segment 'Corporate' within the Group's continuing business results. These items are not transferred with the sale of the business.

4. Genentech

The common stock of Genentech is publicly traded and is listed on the New York Stock Exchange, under the symbol DNA. At 30 June 2005 the Group's interest in Genentech was 55.3% (31 December 2004: 56.1%). Genentech prepares financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). These are filed on a quarterly basis with the US Securities and Exchange Commission (SEC). Due to certain consolidation entries and differences in the requirements of International Financial Reporting Standards (IFRS) and US GAAP, there are differences between Genentech's stand-alone results on a US GAAP basis and the results of Genentech as consolidated by the Roche Group in accordance with IFRS. These are discussed in Note 5 of the Annual Financial Statements. The impacts on the interim results are reconciled in the table below.

Reconciliation of Genentech results

	Six months ended 30 June 2005 USD millions	Six months ended 30 June 2005 CHF millions[a]	Six months ended 30 June 2004 USD millions	Six months ended 30 June 2004 CHF millions[a]
Operating margin (US GAAP basis)	800		500	
- redemption costs	69		76	
- special litigation items	31		27	
Operating margin (non-US GAAP basis)	900		603	
Add (deduct) differences and consolidation entries				
- add back redemption costs	(69)		(76)	
- expenses for equity compensation plans	(105)		(35)	
- other differences and consolidation entries	(30)		(8)	
Operating profit before exceptional items (IFRS basis)	696	838	484	612
Add (deduct) exceptional items				
- amortisation of goodwill		-		(135)
- major legal cases		-		-
Segment result/operating profit (IFRS basis)		838		477
Add (deduct) non-operating items (IFRS basis)				
- financial income and financing costs		20		10
- income taxes		(234)		(212)
Net income (IFRS basis)		624		275
Minority interest percentage (average during period)		44.2%		43.1%
Income applicable to minority interest (IFRS basis)		276		118

a) Translated at 1.00 USD = 1.20 CHF (2004: 1.00 USD = 1.27 CHF).

Genentech stock repurchases and stock options

On 15 June 2005 Genentech announced that its Board of Directors has authorised an extension of the current stock repurchase programme to repurchase up to a further 2 billion US dollars of Genentech's common stock for a total of 4 billion US dollars through 30 June 2006. During the interim period Genentech repurchased common stock worth 161 million US dollars (2004: 576 million US dollars) and exercises from Genentech's equity compensation plans resulted in a cash inflow of 465 million US dollars (2004: 367 million US dollars).

Oceanside biologics manufacturing facility

On 23 June 2005 Genentech completed the purchase of the Oceanside biologics manufacturing facility in San Diego, California, from Biogen Idec. The purchase cost, including closing costs, was 531 million Swiss francs.

Genentech Senior Notes

On 13 July 2005 Genentech announced the offering of 2 billion US dollars aggregate principal amount of 5-year, 10-year and 30-year Senior Notes. The offering was priced on the same day as 500 million US dollars of 4.40% Senior Notes due 2010, 1 billion US dollars of 4.75% Senior Notes due 2015 and 500 million US dollars of 5.25% Senior Notes due 2035. Genentech intends to use the proceeds for reduction or repayment of certain lease arrangements, for funding future capital expenditure, including upgrade, start-up and validation costs at Oceanside and for general corporate purposes.

5. Chugai

The common stock of Chugai is publicly traded and is listed on the Tokyo Stock Exchange. At 30 June 2005 the Group's interest in Chugai was 50.6% (31 December 2004: 50.6%). Chugai prepares financial statements in conformity with accounting principles generally accepted in Japan (JGAAP). These are filed on a quarterly basis with the Tokyo Stock Exchange. Due to certain consolidation entries and differences in the requirements of International Financial Reporting Standards (IFRS) and JGAAP, there are differences between Chugai's stand-alone results on a JGAAP basis and the results of Chugai as consolidated by the Roche Group in accordance with IFRS. These are discussed in Note 6 of the Annual Financial Statements. The impacts on the interim results are reconciled in the table below.

Reconciliation of Chugai results *in millions of CHF*

	Six months ended 30 June 2005	2004
Chugai operating profit before exceptional items and before acquisition accounting impacts (IFRS basis)	491	274
– depreciation of property, plant and equipment	(5)	(5)
– amortisation of acquisition-related intangible assets	(34)	(34)
Chugai operating profit before exceptional items (IFRS basis)	452	235
Add (deduct) exceptional items		
– amortisation of goodwill	–	(6)
Chugai segment result/operating profit (IFRS basis)	452	229
Add (deduct) Chugai OTC and non-operating items (IFRS basis)		
– financial income, financing costs and Chugai OTC	9	14
– income taxes	(163)	(98)
Net income (IFRS basis)	298	145
Minority interest calculation		
Add back acquisition accounting impact on net income	30	30
Net income excluding acquisition accounting	328	175
Minority interest percentage (average during period)	49.4%	49.5%
Income applicable to minority interest (IFRS basis)	162	87

Translated at 100 JPY = 1.14 CHF (2004: 100 JPY = 1.17 CHF).

Dividends

The dividends distributed to third parties holding Chugai shares during the interim period totalled 28 million Swiss francs (2004: 41 million Swiss francs) and have been recorded to equity. Dividends paid by Chugai to Roche are eliminated on consolidation as inter-company items.

Restructuring of production facilities

On 28 February 2005 Chugai announced a restructuring of its production facilities, under which five existing plants will be integrated into two facilities within the next five to six years. As part of this restructuring the plant at Kagamiishi was sold during the first half of 2005. Total restructuring costs in the interim period, including the loss on disposal of the Kagamiishi plant, were 34 million Swiss francs.

6. Discontinued businesses

Results of discontinued businesses *in millions of CHF*

	Six months ended 30 June 2005			Six months ended 30 June 2004		
	Consumer Health (OTC)	Vitamins and Fine Chemicals	Total	Consumer Health (OTC)	Vitamins and Fine Chemicals	Total
Segment revenues	25	–	25	888	–	888
Business result	(3)	(4)	(7)	118	(6)	112
Gain (loss) on disposal	8	–	8	–	–	–
Profit from discontinued businesses	5	(4)	1	118	(6)	112
Earnings per share and non-voting equity security						
Basic (CHF)			0.00			0.13
Diluted (CHF)			0.00			0.13

Divestment of Consumer Health (OTC) business

On 19 July 2004 the Group announced the sale of Roche Consumer Health, its global OTC (over-the-counter medicines) business, to the Bayer Group. The sale also included five production facilities belonging to the Roche Pharmaceuticals business. Under the agreement with Bayer the majority of local businesses were transferred to Bayer at the end of 2004. By 31 December 2004, 98% of the divestment to Bayer was completed, measured in terms of Roche Consumer Health sales to third parties. The divestment of the remaining 2% was completed in the first quarter of 2005. The calculations of the final amounts arising from the agreed purchase price mechanisms are expected to be completed by the end of 2005. Under the terms of the agreement the majority of cash proceeds, totalling 2,886 million Swiss francs, were transferred to the Group on 1 January 2005. In addition the Group received a further 16 million Swiss francs during the interim period for the remaining part of the divestment that was completed in the first half of 2005.

On 30 July 2004 Chugai announced the sale of its OTC business to Lion Corporation. This sale was completed effective 29 December 2004.

The results of the Consumer Health (OTC) business are shown above. The interim results for 2005 include the remaining part of Roche Consumer Health that was transferred to Bayer in the first quarter of 2005. The 2004 interim results include the whole Consumer Health (OTC) business for that period. Cash outflow from operations of 4 million Swiss francs (2004: cash inflow of 183 million Swiss francs) arises from the operating profit before exceptional items and before depreciation, amortisation and impairment. There were no significant investing and financing cash flows other than the receipt of the divestment proceeds received from Bayer that are described above.

Divestment of Vitamins and Fine Chemicals business

Effective 30 September 2003, after receiving the final regulatory approvals, the Group completed the sale of its global Vitamins and Fine Chemicals business ('the VFC business') to the Dutch company DSM. Under the terms of the final purchase agreement with DSM, there were certain agreed purchase price adjustment mechanisms. During the interim period the final amounts arising from these mechanisms were approved by the Group and DSM. No additional cash was transferred between the Group and DSM and no additional amounts were recorded in the Interim Financial Statements. Following the sale of the VFC business, certain assets and liabilities of the Vitamins and Fine Chemicals Division, mainly associated with the vitamin case, remain with the Group. During the interim period expenses of 4 million Swiss francs were recorded (2004: 6 million Swiss francs), which represent the after-tax amortisation of discounted provisions.

Vitamin case

Total payments in the interim period were 78 million Swiss francs (2004: 11 million Swiss francs), which were covered by provisions previously made.

On 17 January 2003 the District of Columbia Circuit Court of Appeals ruled that non-US plaintiffs may bring claims in US courts under US anti-trust laws for alleged damages suffered from transactions outside the United States in connection with the vitamin case. On 14 June 2004 the Supreme Court of the United States nullified the decision of the District of Columbia Circuit Court of Appeals in a class action litigation brought on behalf of non-US purchasers of bulk vitamins from Roche and other manufacturers. The Supreme Court remanded the case to the lower court to review alternative arguments which might permit such claims to proceed in the United States. On remand, on 28 June 2005 a panel of the District of Columbia Circuit Court of Appeals ruled unanimously that US courts do not have jurisdiction over the plaintiffs' claims and affirmed the initial dismissal of the complaint. Plaintiffs may petition the entire District of Columbia Circuit Court of Appeals or the US Supreme Court for further discretionary review.

7. Major legal cases

Diagnostics litigation and arbitration cases

During the interim period provisions for certain litigation and arbitration matters in the Diagnostics Division were increased by 146 million Swiss francs. The provisions recorded are based on current litigation and settlement negotiations and recent settlement agreements. This additional expense is disclosed separately in the income statement due to the materiality of the amount and in order to fairly present the Group's results.

On 9 May 2005 the Group announced that a settlement agreement had been reached with Applera Corporation with regard to the outstanding litigation and arbitration related to contractual relationships involving rights to and commercialisation of polymerase chain reaction ('PCR') technology.

Genentech legal cases

On 2 February 2005 the California Supreme Court granted Genentech's petition seeking a review of the jury verdict and damages awarded to the City of Hope Medical Center by the Superior Court in Los Angeles County, California, in June 2002. It is expected that the resolution of this matter will take more than one year. A full provision has been recorded for these awards, and this has now been reclassified from short-term to long-term following the California Supreme Court decision of 2 February 2005. During the appeals process interest accrues on the total amount of the damages at a simple annual rate of 10%. During the interim period interest of 30 million Swiss francs (2004: 33 million Swiss francs) was recorded as the time cost of provisions within interest expenses (see Note 9).

On 3 October 2002 Genentech entered into an arrangement with third party insurance companies to post a surety bond of 600 million US dollars in connection with this judgment. As part of this arrangement Genentech pledged 630 million US dollars in cash and investments to secure this bond. This was increased in 2004 by 52 million US dollars to 682 million US dollars (874 million Swiss francs). This amount has been reclassified from other current assets to financial long-term assets following the California Supreme Court decision of 2 February 2005.

Genentech's annual report and quarterly SEC filings contain the detailed disclosures on litigation matters that are required by US GAAP. These include further details on the above matters as well as including information on other litigation that is not currently as significant as the matters referred to above.

8. Royalties and other operating income

Royalties and other operating income *in millions of CHF*

	Six months ended 30 June 2005	2004
Royalty income	563	470
Income from out-licensing agreements	127	96
Gains on disposal of products	11	215
Other	9	9
Total royalties and other operating income	710	790

Royalty income

Royalty income for the Pharmaceuticals Division was 408 million Swiss francs (2004: 310 million Swiss francs), and for the Diagnostics Division was 155 million Swiss francs (2004: 160 million Swiss francs).

Income from out-licensing agreements
Certain Group companies, notably Genentech, receive from third parties up-front, milestone and other similar non-refundable payments relating to the sale or licensing of products or technology. Revenue associated with performance milestones is recognised based on achievement of the milestones, as defined in the respective agreements. Revenue from non-refundable up-front payments and licence fees is initially reported as deferred income and is recognised in income as earned over the period of the development collaboration or the manufacturing obligation.

Gains on disposal of products
As part of the continuous realignment of its product portfolio, the Group periodically disposes of product lines that are no longer considered as core products or priorities within the product development portfolio. The proceeds are reinvested in the Group's in-licensing arrangements and other research and development alliances and collaborations.

On 9 February 2004 the Group announced the sale of the exclusive US rights to Soriatane to Connetics Corporation. The cash received was 155 million Swiss francs. As the products concerned had no book value the gain on disposal was the same as the cash proceeds and is reported within the operating profit of the 'Roche Pharmaceuticals' segment.

9. Financial income and financing costs

Financial income *in millions of CHF*

	Six months ended 30 June 2005	2004
Gains on sale of equity securities	135	107
(Losses) on sale of equity securities	(25)	(7)
Dividend income	4	21
Gains (losses) on equity derivatives, net	18	-
Write-downs and impairments of equity securities	(10)	(15)
Net income from equity securities	122	106
Interest income	175	87
Gains on sale of debt securities	41	62
(Losses) on sale of debt securities	(44)	(67)
Write-downs and impairments of long-term loans	-	-
Net interest income and income from debt securities	172	82
Foreign exchange gains (losses), net	34	(85)
Gains (losses) on foreign currency derivatives, net	(99)	94
Net foreign exchange gains (losses)	(65)	9
Net other financial income (expense)	12	16
Total financial income	241	213

Financing costs *in millions of CHF*

	Six months ended 30 June 2005	2004
Interest expense	(108)	(257)
Amortisation of discount on debt instruments	(38)	(105)
Gains (losses) on interest rate derivatives, net	(3)	12
Time cost of provisions	(38)	(33)
Total financing costs	(187)	(383)

Exceptional income from bond conversion and redemption *in millions of CHF*

	Six months ended 30 June 2004
'LYONs IV' US dollar exchangeable notes	1,136
'LYONs III' US dollar exchangeable notes	(97)
'Chameleon' US dollar bonds	(74)
Total	965

During the interim period of 2004 the Group converted or redeemed certain of its debt instruments. This net gain is disclosed separately in the income statement due to the materiality of the gain and in order to fairly present the Group's results. The redemption of the 'Sumo' bonds in 2005 had no impact on net income. Further details are given in Note 12.

10. Income taxes

Reconciliation of the Group's effective tax rate *in millions of CHF*

	Six months ended 30 June 2005			Six months ended 30 June 2004		
	Profit before tax	Income taxes	Tax rate	Profit before tax	Income taxes	Tax rate
Effective tax rate before exceptional items	4,427	(1,095)	24.7	3,410	(806)	23.6
Amortisation of goodwill	–	–		(282)	–	
Major legal cases[7]	(146)	55		–	–	
Changes in Group organisation[2]	–	–		–	–	
Exceptional income from conversion and redemption of bonds[9]	–	–		965	(278)	
Group's effective tax rate	*4,281*	*(1,040)*	*24.3*	*4,093*	*(1,084)*	*26.5*

The Group's effective tax rate decreased to 24.3% from 26.5%. The major reason for the decrease comes from the ending of amortisation of goodwill, which reduces the effective tax rate by approximately 2%. The underlying tax rate showed an increase compared to 2004, which mainly arises from the increasing relative contribution of Genentech and Chugai to the Group's net income.

11. Provisions and contingent liabilities

Provisions *in millions of CHF*

	30 June 2005	31 December 2004
Environmental and legal provisions	1,442	1,198
Restructuring provisions	303	348
Other provisions	491	360
Total provisions	2,236	1,906
of which		
– Current portion of provisions	666	1,223
– Non-current portions of provisions	1,570	683
Total provisions	2,236	1,906

Following the decision of the California Supreme Court to review the litigation between Genentech and the City of Hope, the provisions recorded by Genentech in 2002 for this litigation have been reclassified from current to non-current during the interim period. See also Note 7.

Tamiflu Development and License Agreement

On 23 June 2005 Gilead Sciences, Inc. (hereafter 'Gilead') delivered to the Group a notice of termination of the 1996 Development and License Agreement for Tamiflu for alleged material breach of the agreement. Through this action Gilead is seeking to terminate the 1996 Agreement, which would result in the rights to Tamiflu held by the Group reverting to Gilead. Sales of Tamiflu in the interim period were 580 million Swiss francs.

The 1996 Agreement specifies a 30/90 day cure period for the breaches alleged by Gilead, and the Group is currently in discussions with Gilead to resolve the dispute. If there is no resolution of the dispute, an Alternative Dispute Resolution process can be initiated.

No significant changes in the Group's contingent liabilities have occurred since the Annual Financial Statements, other than those described above and in Notes 6 and 7.

12. Debt

Redemption of 'Sumo' Japanese yen exchangeable notes: On the due date of 25 March 2005 the Group redeemed these bonds at the original issue amount plus accrued original issue discount (OID). The cash outflow was 1,178 million Swiss francs. There was no gain or loss recorded for the redemption of these bonds.

Conversion and redemption of 'LYONs IV' US dollar exchangeable notes: On 3 March 2004 the Group exercised its option to call these notes for redemption on 5 April 2004 at the original issue amount plus accrued original issue discount (OID). The effective interest rate of these notes was 4.26%. In the period to 5 April 2004 notes with a principal amount of 1,506 million US dollars were called for conversion by the holders and the remaining notes were redeemed for cash on 5 April 2004. A total of 12,999,662 Genentech shares were used to meet these obligations. As a result the Group's ownership of Genentech decreased by 2.45% and the Group realised a pre-tax gain of 1,136 million Swiss francs on the part disposal of its interest in Genentech and redemption of the remaining notes.

Redemption of 'LYONs III' US dollar exchangeable notes: On 5 April 2004 the Group exercised its option to call these notes for redemption on 6 May 2004 at the original issue amount plus accrued original issue discount (OID). The effective interest rate of these notes was 6.91%. Notes with a principal amount of 3 billion US dollars were redeemed for cash. The Group realised a pre-tax loss of 97 million Swiss francs on the early redemption of the notes.

Partial redemption of 'Chameleon' US dollar bonds: On 3 June 2004 the Group announced a tender offer for the redemption of the 'Chameleon' bond. The effective interest rate of these bonds was 6.77%. The tender offer expired on 23 June 2004 and pricing was on 24 June 2004, at which point bonds with a principal amount of 513 million US dollars, representing approximately 51.25% of the outstanding bonds, had been tendered for redemption. Settlement was made on 29 June 2004. The Group realised a pre-tax loss of 74 million Swiss francs on the partial early redemption of these bonds.

Cash outflows from repayments and redemptions of debt instruments *in millions of CHF*

	Six months ended 30 June 2005	2004
'Sumo' Japanese yen exchangeable bonds	(1,178)	–
'LYONs IV' US dollar exchangeable notes	–	(5)
'LYONs III' US dollar exchangeable notes	–	(2,316)
'Chameleon' US dollar bonds	–	(715)
Total cash outflows from repayments and redemptions during the year	(1,178)	(3,036)

13. Equity

Share capital and non-voting equity securities *(Genussscheine)*

The authorised and called-up share capital of the Group and the number of issued non-voting equity securities have not changed during the interim period. The weighted average number of shares and non-voting equity securities in issue during the interim period was 843 million (2004: 840 million).

Dividends

On 28 February 2005 the shareholders approved the distribution of a dividend of CHF 2.00 per share and non-voting equity securities (2004: CHF 1.65) in respect of the 2004 business year. The distribution to holders of outstanding shares and non-voting equity securities totalled 1,721 million Swiss francs (2004: 1,414 million Swiss francs) and has been recorded against retained earnings in 2005.

Own equity instruments

The net inflow during the interim period from transactions in own equity instruments was 531 million Swiss francs (2004: net inflow of 187 million Swiss francs).

Own equity instruments *in equivalent number of non-voting equity securities*

	30 June 2005	31 December 2004
Non-voting equity securities	177,747	87,386
Low Exercise Price Options	15,940,981	21,080,081
Forward purchases and derivative instruments	7,901,605	4,723,565
Total non-voting equity instruments	24,020,333	25,891,032

To the Board of Directors of Roche Holding Ltd, Basel

We have been engaged to review the Interim Consolidated Financial Statements (income statement, balance sheet, condensed statement of changes in equity, cash flow statement and selected explanatory notes on pages 26 to 44) of Roche Holding Ltd for the six-month period ended 30 June 2005.

These Interim Consolidated Financial Statements are the responsibility of the Board of Directors. Our responsibility is to issue a report on these Interim Consolidated Financial Statements based on our review.

We conducted our review in accordance with the Swiss Auditing Standard 910 and with the International Standard on Review Engagements 2400. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the Interim Consolidated Financial Statements do not give a true and fair view of the financial position as of 30 June 2005, and the results of operations and cash flows for the six-month period then ended in accordance with International Accounting Standard 34 'Interim Financial Reporting'.

KPMG

KPMG Klynveld Peat Marwick Goerdeler SA

John A. Morris

Erik F. J. Willems

Basel, 19 July 2005

Supplementary Net Income and EPS Information

Profit from continuing businesses before exceptional items and core net income *in millions of CHF*

		Six months ended 30 June 2005		2004
Profit from continuing businesses		3,241		3,009
Goodwill amortisation		–		282
Major legal cases	146		–	
– income taxes	(55)		–	
		91		–
Changes in Group organisation	–		–	
– income taxes	–		–	
		–		–
Exceptional financial income	–		(965)	
– income taxes	–		278	
		–		(687)
Profit from continuing businesses before exceptional items		3,332		2,604
Minority interests				
– Profit from continuing businesses	(444)		(204)	
– Goodwill amortisation	–		(58)	
		(444)		(262)
Net income attributable to Roche shareholders (continuing businesses before exceptional items)		2,888		2,342
Amortisation of intangible assets	498		504	
– income taxes	(179)		(181)	
– minority interests	(37)		(41)	
		282		282
Core net income		3,170		2,624

EPS (continuing businesses before exceptional items) and Core EPS

Six months ended 30 June	EPS (continuing businesses before exceptional items) 2005	2004	Core EPS 2005	2004
Net income (millions of CHF)	2,888	2,342	3,170	2,624
Elimination of interest expense, net of tax, of convertible debt instruments, where dilutive	23	25	23	25
Increase in minority share of net income, net of tax, assuming all outstanding Genentech and Chugai stock options exercised	(27)	(18)	(30)	(21)
Net income used to calculate diluted earnings per share	2,884	2,349	3,163	2,628
Per share information				
(millions of shares and non-voting equity securities)				
Weighted average number of shares and non-voting equity securities in issue	843	840	843	840
Adjustment for assumed conversion of convertible debt instruments, where dilutive	14	19	14	19
Adjustment for equity compensation plans, where dilutive	1	–	1	–
Weighted average number of shares and non-voting equity securities in issue used to calculate diluted earnings per share	858	859	858	859
Earnings per share (diluted) (CHF)	3.36	2.73	3.69	3.06

Roche Securities

Number of shares and non-voting equity securities

	30 June 2005	30 June 2004
Number of shares	160,000,000	160,000,000
Number of non-voting equity securities	702,562,700	702,562,700
Total	862,562,700	862,562,700

Data per share and non-voting equity security *in CHF*

		Six months ended 30 June 2005	2004
Diluted earnings per share and non-voting equity security		3.26	3.40
Stock price of share	High	184.90	193.00
	Low	139.00	163.75
	Period end	182.50	164.75
Stock price of non-voting equity security	High	162.20	140.25
	Low	120.60	118.75
	Period end	162.20	124.00

Market capitalisation *in millions of CHF*

	30 June 2005	30 June 2004
	140,541	110,782

All prices shown are daily closing prices.

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Cautionary statement regarding forward-looking statements

This Half-Year Report contains certain forward-looking statements. These forward-looking statements may be identified by words such as 'believes', 'expects', 'anticipates', 'projects', 'intends', 'should', 'seeks', 'estimates', 'future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this Half-Year Report, among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity and news coverage.

The Roche Half-Year Report is published in German (original language) and English.

The Roche Half-Year Report is issued by
F. Hoffmann-La Roche Ltd, Basel, Corporate Communications.

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